As filed with the Securities and Exchange Commission on April 23, 1998

                                                     Registration No. 333-46833
================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                           RECOVERY ENGINEERING, INC.
             (Exact name of registrant as specified in its charter)

            MINNESOTA                                   41-1557115
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)

                             9300 NORTH 75TH AVENUE
                          MINNEAPOLIS, MINNESOTA 55428
                            TELEPHONE: (612) 315-5500
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  BRIAN F. SULLIVAN, CHIEF EXECUTIVE OFFICER
                            9300 NORTH 75TH AVENUE
                         MINNEAPOLIS, MINNESOTA 55428
                           TELEPHONE: (612) 315-5500
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:

     Eric O. Madson, Esq.                       Edward S. Rosenthal, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.  Fried, Frank, Harris, Shriver & Jacobson
      2800 LaSalle Plaza                        350 South Grand Avenue
      800 LaSalle Avenue                              32nd Floor
   Minneapolis, MN 55402-2015                    Los Angeles, CA 90071
   Telephone: (612) 349-0822                    Telephone: (213) 473-2000
   Telecopier: (612) 339-4181                   Telecopier: (213) 473-2222

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                          PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF         AMOUNT OF SHARES    OFFER PRICE PER   AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED       TO BE REGISTERED         SHARE               PRICE         REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.........     1,368,500           $ 30.00            $41,055,000            $12,112
=====================================================================================================================

(1)  Includes 178,500 shares subject to the Underwriters' over-allotment option.
(2) Of such registration fee, $10,019 was paid with the initial filing of the registration statement and $2,093 is paid herewith.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                1,190,000 SHARES



                                  [LOGO] PUR(R)
                             Drinking Water Systems


                           RECOVERY ENGINEERING, INC.

                                  COMMON STOCK

     ALL OF THE SHARES OF COMMON STOCK ("COMMON STOCK") OFFERED HEREBY ARE BEING SOLD BY RECOVERY ENGINEERING, INC. (THE "COMPANY").


     THE COMPANY'S COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "REIN." ON APRIL 22, 1998, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK WAS $31.50 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


==============================================================================
                                  PRICE TO       UNDERWRITING      PROCEEDS TO
                                   PUBLIC        DISCOUNT (1)      COMPANY (2)
------------------------------------------------------------------------------
PER SHARE .................    $     30.00       $     1.80       $     28.20
TOTAL (3) .................    $35,700,000       $2,142,000       $33,558,000
==============================================================================


(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING OFFERING EXPENSES PAYABLE BY THE COMPANY ESTIMATED TO BE $300,000.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 178,500 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL $41,055,000, THE UNDERWRITING DISCOUNT WILL TOTAL $2,463,300 AND THE PROCEEDS TO COMPANY WILL TOTAL $38,591,700. SEE "UNDERWRITING."


     THE SHARES OF COMMON STOCK ARE OFFERED BY THE UNDERWRITERS NAMED HEREIN, SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT THE OFFICE OF NATIONSBANC MONTGOMERY SECURITIES LLC ON OR ABOUT APRIL 28, 1998.

                                -----------------

NATIONSBANC MONTGOMERY SECURITIES LLC

                                           DEUTSCHE MORGAN GRENFELL


                                April 23, 1998.

                                      PUR

                         SELF-MONITORING WATER FILTERS

               THE LEADER IN DRINKING WATER FILTRATION TECHNOLOGY



                                     NEWLY INTRODUCED PRODUCTS
[PHOTO OF PRODUCT]
The New PUR Plus
Walter Filtration Pitcher
and Replacement Filter
                          [PHOTO OF PRODUCT]
                          The New PUR Ultimate
                          Faucet Mount Water Filter
                          and Replacement Filter
                                                   [PHOTO OF PRODUCT]
                                                   The New PUR Plus
                                                   Water Filtration Dispenser
                                                   and Replacement Filter

--------------------------------------------------------------------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

------------------
PUR(R), SELF-MONITORING WATER FILTER(R), ASM(R), AUTOMATIC SAFETY MONITOR(TM), TRITEK(R), PIONEER(R), HIKER(R), VOYAGEUR(TM), SCOUT(R), EXPLORER(R) AND SURVIVOR(R) ARE TRADEMARKS OF THE COMPANY.

PUR OFFERS A BROAD LINE OF PRODUCTS


POUR-THROUGH FILTERS
--------------------

     [PHOTO OF PRODUCT]
     PUR STANDARD PITCHER

     Offers a unique Automatic Safety Monitor(TM) while removing high levels of lead and chlorine.


     [PHOTO OF PRODUCT]
     PUR PLUS PITCHER

     The only pour through pitcher water filter to remove microbiological cysts
     - including Cryptosporidium and Giardia.


     [PHOTO OF PRODUCT]
     PUR PLUS DISPENSER

     The only pour through dispenser water filter to remove microbiological cysts - including Cryptosporidium and Giardia.


IN-LINE SYSTEMS
---------------

FAUCET MOUNTS

     [PHOTO OF PRODUCT]
     PUR STANDARD FAUCET MOUNT

     Protects you from more contaminants than most pitcher water filters.

     [PHOTO OF PRODUCT]
     PUR PLUS FAUCET MOUNT

     Higher contaminant removal.

     [PHOTO OF PRODUCT]
     PUR ULTIMATE FAUCET MOUNT

     Our most advanced faucet mount filter provides protection from harmful chemicals linked to cancer.

COUNTERTOP & UNDERSINK

     [PHOTO OF PRODUCT]
     PUR PLUS COUNTERTOP

     Higher protection from contaminants and longer filter life.

     [PHOTO OF PRODUCT]
     PUR PLUS UNDERSINK

     Only PUR provides superior contaminant removal and the Automatic Safety Monitor Gauge in an undersink configuration.

                    ALL PUR PRODUCTS USE ADVANCED TECHNOLOGY


[GRAPHIC] AUTOMATIC SAFETY MONITOR(TM) GAUGE
          AUTOMATICALLY TELLS YOU WHEN TO CHANGE THE FILTER


     ADVANCED MICROFILTER GIVES YOU DOUBLE FILTER
     PROTECTION USING AN EXCLUSIVE TWO-LAYER
     PROCESS.


     [THIS CAPTION POINTS TO PHOTO AT RIGHT]
     AUTOMATIC SAFETY MONITOR(TM)
     Only PUR has an exclusive Automatic Safety
     Monitor that shows how much filter life is left, and automatically tells you when to replace it.

     [THIS CAPTION POINTS TO PHOTO AT RIGHT]               PUR Plus Pitcher &
     LAYER ONE                                              Dispenser Filter
     PLEATED MICROFILTER                                         [PHOTO]
     Only PUR has a pleated microfilter that
     removes microbiological cysts as well as asbestos. No other pitcher filter removes these contaminants.

     [THIS CAPTION POINTS TO PHOTO AT RIGHT]
     LAYER TWO
     ION EXCHANGE RESIN
     AND ACTIVATED CARBON
     Reduces Lead, Copper, Zinc, chlorine, bad taste and odor for great-tasting water.




     [THIS CAPTION POINTS TO PHOTO AT RIGHT]
     AUTOMATIC SAFETY MONITOR(TM)
     The Automatic Safety Monitor(TM) gauge for in-line systems automatically shuts off when the filter needs changing in addition to indicating remaining filter life.

     [THIS CAPTION POINTS TO PHOTO AT RIGHT]                PUR Standard Faucet
     ADVANCED MICROFILTER                                      Mount Filter
     The PUR one-micron carbon filter offers                     [PHOTO]
     superior protection by reducing lead and removing even the smallest elements such as Cryptosporidium and Giardia.

     [THIS CAPTION POINTS TO PHOTO AT RIGHT]
     BYPASS FEATURE
     With a twist of the wrist the faucet mount unit bypasses the filter for unfiltered water and provides convenient access to the faucet for washing dishes.



                             POINT-OF-SALE EDUCATION

[PHOTO]
These displays help educate consumers on the different safety levels, as well as features and benefits. They are used by a number of PUR's national accounts.

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.


                                  THE COMPANY

     Recovery Engineering, Inc. (the "Company") designs, manufactures and markets proprietary small-scale drinking water systems under the PUR(R) brand name for the household, recreational and military markets. These products include a line of self-monitoring water filters for household use, a rugged line of portable drinking water systems for outdoor enthusiasts and international travelers and a line of low-energy, reverse osmosis desalinators for offshore marine, commercial life raft and military use. PUR household water filters are offered in a variety of configurations, including pitchers and dispensers which are filled from the tap ("pour-through" systems) and faucet-mounted, countertop and under-sink filter systems which are connected to the water lines ("in-line" systems). PUR household water filter systems and replacement cartridges, which together accounted for more than 80% of the Company's net sales in 1997, are distributed through approximately 26,000 retail outlets in the United States and Canada, including Wal-Mart, Sears, Target, Costco, Kmart, Macy's and Walgreens.

     The United States Environmental Protection Agency ("EPA") and other organizations have identified a number of harmful contaminants that many municipal water authorities do not or cannot remove from drinking water. For example, municipal drinking water available in many homes in the United States contains dangerous contaminants such as lead, microbiological cysts, agricultural pesticides and herbicides, and carcinogenic chlorine byproducts. The Company believes that increasing awareness and concern in the United States about tap water quality has contributed significantly to a steady increase in the size of the market for tap water substitutes and filtration systems. The United States market for bottled water is currently estimated to be over $3.0 billion annually, with approximately 35% of U.S. households purchasing bottled water. The Company estimates that the overall annual market for household drinking water systems, services and supplies (such as water filters, water softeners and whole house systems) is more than $1.7 billion, with the Company's current segments of this overall market representing approximately $400 million. Based on consumer research conducted in 1993, the Company determined that this market offered an opportunity for a company with significant technological expertise to achieve a leading position by developing water filtration products with superior performance capabilities.

     The Company launched its first PUR water filters for the household market in 1994 with the intent of establishing a large installed base of PUR water filter systems to support recurring sales of replacement filter cartridges. To date, the Company has sold more than 2.5 million household water filter systems and has obtained a significant share of this market. According to survey information from Intelect, a third party market research firm, PUR is the number one brand of in-line water filters and the second leading brand of all household water filters sold in the United States. To accomplish this, the Company has invested significant resources during the past three years to develop advanced filtration and monitoring technologies, launch a broad range of products at a variety of price points, expand distribution aggressively, and provide high levels of consumer and trade advertising support.

     The Company's internally developed proprietary filtration technologies reduce a wide range of contaminants, such as microbiological cysts, lead, pesticides, volatile organic compounds ("VOCs") and other impurities, while improving water taste and odor. Each PUR household water filter system incorporates a replaceable filtration cartridge which has a capacity from 40 to 200 gallons and provides the typical consumer with one to six months of filtered water, depending on the system and the consumer's usage. To ensure that consumers do not overuse their filtration cartridges, the Company developed a proprietary technology, known as the Automatic Safety Monitor(TM) ("ASM(R)"), that measures the filter's usage and indicates its remaining capacity. The Company believes that this visible indication of when to replace the filter cartridge encourages consumers to purchase replacement cartridges more frequently than they otherwise would. The sale of the Company's replacement cartridges is expected to comprise an increasing portion of sales of household water filter products as the installed base of filter systems continues to increase.

     The Company's objective is to establish and maintain PUR as the leading brand of consumer water filter products and to obtain a leading position in each market segment it enters. The Company's key strategies to accomplish this objective are:

     * DEVELOP PROPRIETARY TECHNOLOGIES TO ADDRESS CONSUMER CONCERNS. Research and development efforts are focused on creating innovative and technologically superior products that provide performance characteristics exceeding those of competing products. The Company conducts consumer research to identify consumer concerns that can be addressed with innovative products. For example, in 1998 the Company introduced two new pour-through systems, the PUR PLUS pitcher and the PUR PLUS dispenser, which are the first gravity-fed water filter systems capable of removing potentially harmful microorganisms as small as CRYPTOSPORIDIUM and GIARDIA LAMBLIA.

     * OFFER A BROAD LINE OF SUPERIOR PRODUCTS WHICH CATER TO A WIDE CONSUMER SEGMENT. The Company has established a leading position in its consumer drinking water treatment categories by developing a broad range of products with superior performance characteristics at a number of retail price points.

     * ESTABLISH A BROAD DISTRIBUTION NETWORK. Since entering the household water filter market in 1994, the Company has expanded its distribution network aggressively. PUR household products are currently sold throughout the United States and Canada through approximately 26,000 retail outlets (an increase from approximately 15,000 retail outlets at the end of 1996), including department stores, mass merchants, drug stores, grocery stores, hardware stores and warehouse clubs.

     * PROMOTE BRAND AWARENESS THROUGH EFFECTIVE MARKETING. The Company invests significant resources in advertising and promotional activities to increase awareness of its products and build recognition of the PUR brand. These activities include point-of-sale displays and cooperative advertising programs for retailers, television commercials and infomercials, and print and radio advertisements.

     * GENERATE RECURRING SALES OF REPLACEMENT FILTER CARTRIDGES. The Company's strategy is to build brand name recognition for PUR products and develop an installed base of its products to promote recurring sales of replacement cartridges. In addition, all PUR household products incorporate the Company's ASM technology to indicate when a filter cartridge needs to be replaced. The Company anticipates that an increasing portion of its revenues in the household market will be derived from recurring sales of replacement cartridges, which on average have higher margins than the Company's other products.

     * DEVELOP LOW-COST, HIGH-VOLUME FLEXIBLE MANUFACTURING PROCESSES. The Company continues to make substantial investments in automating the manufacturing and assembly processes for its household water filters, including the development of several proprietary, automated processes for manufacturing filter elements. These automated processes enable the Company to improve its manufacturing efficiencies while enhancing its ability to provide high volumes of differentiated products to retailers.

     The Company was originally incorporated in the State of Delaware in March 1986 and was reincorporated in the State of Minnesota in March 1996. Its principal office is located at 9300 North 75th Avenue, Minneapolis, Minnesota 55428, and its telephone number is (612) 315-5500.



                                 THE OFFERING


Common Stock offered................ 1,190,000 shares

Common Stock to be outstanding after
the offering........................ 5,749,229 shares (1)


Use of proceeds..................... To repay certain existing indebtedness and for general corporate purposes, including working capital. See "Use of Proceeds."

Risk factors........................ Investors should carefully consider the factors discussed under "Risk Factors."

Nasdaq National Market symbol....... REIN

-----------------
(1) Does not include 2,094,051 shares of Common Stock issuable upon exercise of options and warrants or conversion of convertible debt outstanding at December 31, 1997. See "Dilution."

                             SUMMARY FINANCIAL DATA
               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                 YEAR ENDED DECEMBER 31,
                                                           -------------------------------------------------------------------
                                                             1993           1994          1995          1996            1997
                                                           --------       --------      --------     ---------      ----------
STATEMENT OF OPERATIONS DATA:
Net sales ............................................     $ 10,292       $ 16,671      $ 22,921     $  33,277      $   71,243
Gross profit .........................................        5,304          8,774         8,962        12,521          33,826
Income (loss) from operations ........................        2,057          2,470        (7,751)      (12,262)         (2,071)
Income (loss) before income taxes ....................        2,202          2,926        (7,326)      (12,499)         (3,455)
Income tax expense (benefit) .........................          705            907        (2,564)           --              --
Net income (loss) ....................................        1,497          2,019        (4,762)      (12,499)         (3,455)
                                                           ========       ========      ========     =========      ==========
Net income (loss) per share (basic) (1)(2) ...........     $   0.53       $   0.57      $  (1.12)    $   (2.90)     $    (0.77)
                                                           ========       ========      ========     =========      ==========
Weighted average shares (basic) ......................        2,843          3,531         4,239         4,307           4,471
Net income (loss) per share (diluted) (1)(2) .........     $   0.45       $   0.50      $  (1.12)    $   (2.90)     $    (0.77)
                                                           ========       ========      ========     =========      ==========
Weighted average shares (diluted) ....................        3,321          4,029         4,239         4,307           4,471

OPERATING DATA:
Estimated number of retail outlets at end of
 period (3) ..........................................        1,200          2,200         9,900        16,900          28,000
Number of replacement cartridges shipped
 during year .........................................        4,500         51,000       186,000       716,000       3,135,000

                                                                                                         DECEMBER 31, 1997
                                                                                                   ----------------------------
                                                                                                     ACTUAL     AS ADJUSTED (4)
                                                                                                   ---------   ----------------

BALANCE SHEET DATA:
Working capital ................................................................................    $ 2,144         $35,402
Total assets ...................................................................................     42,700          68,797
Long-term debt .................................................................................     15,000          15,000
Shareholders' equity ...........................................................................      4,231          37,489



---------------------

(1) All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to FASB Statement 128 requirements.


(2) Pro forma basic and diluted net income (loss) per share was a loss of $(0.59) per share in 1997. The pro forma information assumes the retirement of short-term debt of $6.6 million (the average short-term debt outstanding in 1997) with proceeds from the sale of 235,000 shares of Common Stock offered hereby at a public offering price of $30.00 per share. Interest related to short-term debt was $677,000 in 1997.


(3) Represents the Company's estimate of the number of outlets at which one or more of the Company's household and outdoor products were sold. The approximate numbers of retail outlets at which the Company's household products were sold at the end of such periods were none in 1993, 1,000 in 1994, 8,000 in 1995, 15,000 in 1996 and 26,000 in 1997.


(4) Adjusted to give effect to the sale of the 1,190,000 shares of Common Stock offered hereby at a public offering price of $30.00 per share and the application of the estimated net proceeds therefrom. Does not include 2,094,051 shares of Common Stock issuable upon exercise of options and warrants or conversion of convertible debt outstanding at December 31, 1997. See "Use of Proceeds," "Capitalization" and "Dilution."



                           FORWARD-LOOKING STATEMENTS

     Except for historical information contained in this Prospectus, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation the effects of economic conditions, product demand, competitive products and other risks detailed herein. See "Risk Factors."

                                 RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS.

RECENT HISTORY OF OPERATING LOSSES

     The Company has experienced a net loss in each of the last three years due primarily to costs associated with entering the household market including, among other things, costs of creating brand name awareness, developing broader product line offerings, and establishing a wide distribution network for its products. The net losses were incurred despite substantial increases in net sales that resulted from the Company's entry into the household water filter market. The Company intends to continue investing significant amounts in development of additional extensions of its product lines, advertising and promotional activities to support existing products and new product introductions, and continued development of enhanced manufacturing processes and expanded production capacity. Thus, the Company may continue to generate losses even if revenues increase, and there can be no assurance that the Company will become consistently profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

CONTINUED ACCEPTANCE OF PRODUCTS

     The Company's ability to continue to increase its sales and return to consistent profitability will depend to a significant degree on the continued successful retail sell-through of new and existing household drinking water treatment products for consumer markets in the United States and other countries. The success of the Company's products will depend in part on the Company's continued ability to educate consumers about the advantages of such products over other means of addressing drinking water concerns, including bottled water and alternative products for water filtration. Additionally, there can be no assurance that the Company's household water filtration products will continue to be successfully sold through the Company's established network of retail outlets or that the Company will be able to maintain its distribution network. The Company's performance will also depend on consumers' willingness to continue using the Company's products and to buy replacement filter cartridges. See "Business -- Industry Overview -- Household Market" and "Business -- Products -- Household Water Filters."

RELIANCE ON PROPRIETARY TECHNOLOGY

     The Company's ability to compete depends in part on its proprietary technology, which it seeks to protect with patents and trademarks. The Company is the owner of 12 United States utility patents, five United States design patents, and 12 United States registered trademarks related to its desalinator, recreational, and household water filtration products. Additionally, the Company has applied for 11 patents related to its new and existing household water filtration products and recreational products. The Company has also applied for and received various corresponding foreign patents where it deemed such applications necessary. The laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The Company intends to vigorously defend and protect its patents and other proprietary technology against infringement or misappropriation by others. There can be no assurance, however, that steps taken by the Company will prevent misappropriation of its technology, that any patents from pending patent applications or from any future patent application will be issued, that the scope of any patent protection will provide competitive advantages to the Company or preclude competitors from developing products similar to the Company's products, that any of the Company's patents will be held valid if subsequently challenged, or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. In addition, there can be no assurance that third parties will not assert infringement claims with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses could be obtained on commercially reasonable terms, or at all. Litigation or regulatory proceedings may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. Such litigation could be expensive and time consuming and could have a material adverse effect on the Company's business, financial condition or results of operations regardless of the outcome of such litigation. See "Business -- Patents."

PATENT LITIGATION

     The Company is currently engaged in litigation with respect to certain aspects of its technology. The Company and several other water filtration companies are defendants in a civil proceeding initiated in January 1997 by Brita U.S.A. (a subsidiary of Clorox Company) which asserts that the defendants' pitcher products, including the Company's PUR Pitcher product, infringe one of Brita's patents. Brita's lawsuit, now pending in the United States District Court for the Northern District of Illinois, seeks injunctive relief and unspecified monetary damages. The litigation is still in the initial stages. The Company is also a defendant in a civil proceeding initiated in April 1997 by UltraPure Systems, Inc. ("UltraPure"), a subsidiary of Culligan Water Technologies, Inc., which asserts that the Company's faucet-mounted filter systems have infringed an UltraPure patent. UltraPure's lawsuit, now pending in the United States District Court for the District of Minnesota, seeks injunctive relief and unspecified monetary damages. This litigation is also still in the initial stages. The Company believes it has meritorious defenses to both of these disputes and is vigorously defending these actions. The Company is unable to predict the outcome of these proceedings. An adverse decision in either proceeding could have a material adverse effect on the Company's business, prospects and financial condition. See "Business -- Litigation."

TECHNOLOGICAL CHANGE AND PRODUCT OBSOLESCENCE

     The water treatment markets in which the Company competes are subject to technological changes, and the Company's business strategy is based to a substantial extent on the Company's ability to offer technologically superior products. The ability of the Company to compete successfully will depend in part on its ability to continue to respond effectively to technological changes, enhance its technology and develop and market new products and new applications for its existing technology. Although the Company expends a significant portion of its revenues on research and development and product enhancement efforts, there can be no assurance that the Company can successfully develop and bring any new products to the market in a timely manner, that such products will be commercially successful, or that competitors' technologies or services will not render the Company's products or services non-competitive or obsolete. The Company relies on product effectiveness certifications from the National Sanitation Foundation ("NSF"), a nationally recognized not-for-profit agency for the certification of water filters, to support its claims to consumers. NSF certification is currently pending for the Company's new PUR PLUS dispenser and PUR FM ULTIMATE faucet mounted products. There can be no assurance that these or other future products will receive anticipated certification or that the failure to receive anticipated certification would not impair the Company's ability to market such products. See "Business -- Products" and "Business -- Research and Development."

MANAGEMENT OF GROWTH

     During the last three years, as a result of higher than forecast sales of the Company's household water filter systems, the Company was not able at all times to adjust its production capacity quickly enough to keep pace with the demand for its products. However, the Company believes that any resulting delivery delays did not materially adversely affect the Company's total net sales over this period or its relationships with its principal customers. To manage further growth successfully, the Company will be required to continue improving its operations, management and financial systems and controls and expand its facilities and its employee workforce. Any future growth can be expected to place significant additional responsibilities on the Company's management, operations, employees and resources. There can be no assurance the Company will be able to maintain or accelerate its current growth, effectively manage its expanding operations or achieve planned growth on a timely or profitable basis. To the extent that the Company is unable to manage its growth efficiently and effectively, the Company's business, financial condition and results of operations could be materially adversely affected. Furthermore, in pursuing its growth strategy, the Company may need to incur additional debt or issue additional equity securities, resulting in increased financial leverage or potential dilution to holders of Common Stock. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."

RISKS OF INTERNATIONAL OPERATIONS

     The Company's international sales efforts are and will continue to be conducted principally through third party distributors and accordingly the Company is dependent on the efforts of such distributors for the majority of its international sales. There can be no assurance that the Company will be successful in establishing and maintaining such distribution relationships, or that such distributors will promote the Company's products aggressively or achieve greater market awareness and penetration for the Company's products than for competing products. In addition, because of this distribution strategy, the Company is dependent upon the financial viability, reputation and success of its distributors, with the result that the Company's business and financial condition could be adversely affected by factors unrelated to the Company's performance. The Company's international business may also be adversely affected by governmental, political and economic conditions, including import quotas and other factors. While foreign sales are expected to be priced in dollars, fluctuation in currency exchange rates may reduce the demand for the Company's products by increasing the price of these products in the currency of the countries in which the products are sold. See "Business -- Marketing and Distribution."

COMPETITION

     The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price and service. The Company's competitors include companies with established reputations in the consumer, household water filtration and purification field and substantially greater financial, technical, marketing and other resources than the Company. As a result, such companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. The Company also indirectly competes on the retail consumer level with suppliers of prepackaged bottled water and bulk water dispensing systems. There can be no assurance that the Company's current products, products under development or ability to discover new technologies will be sufficient to enable it to compete effectively. See "Business -- Competition."

PRODUCT LIABILITY

     The Company could be liable for personal injuries allegedly caused by a defect in one of the Company's products. While to date the Company has not experienced any such claims, there can be no assurance that such claims will not be made in the future. The Company currently carries product liability insurance covering its products with policy limits of $2.0 million in the aggregate and $1.0 million per occurrence. The Company also maintains umbrella coverage over this amount to $15.0 million. It cannot be predicted, however, whether such insurance is sufficient to adequately cover the Company's product liability risk. Lack of sufficient insurance could expose the Company to substantial damages in connection with product liability claims or product recalls. In addition, the costs related to defending any claim, and/or the negative publicity resulting from any liability action could have a material adverse effect on the Company's sales and profitability.

CUSTOMER CONCENTRATION

     Sales of PUR household water filtration products to the Company's five largest customers accounted for more than 45% of the Company's net sales in 1997, with Wal-Mart (12.8%) and Costco (10.1%) each representing more than 10% of net sales. A reduction, delay or cancellation of orders from one or more of these customers, or the loss of one or more of such customers, could have a material adverse effect on the Company's operating results. See "Business -- Marketing and Distribution."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends in significant part upon the continued service of its key senior management and technical personnel, including Brian F. Sullivan, President and Chief Executive Officer and Richard D. Hembree, Vice President -- Engineering. The Company's future success also depends on its continuing ability to attract and retain highly qualified managerial and technical personnel. There can be no assurance that the Company will be able to retain key employees or attract and retain other qualified personnel in the future.

SEASONALITY; QUARTERLY FLUCTUATIONS; POSSIBLE VOLATILITY OF STOCK PRICE

     Management believes that the Company's business is to some extent seasonal, with its highest sales levels occurring during the fourth quarter, although its recent sales growth may have masked seasonal patterns. Results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent quarter or a full fiscal year. Quarterly results may fluctuate as a result of the timing of merchandise shipments, timing of expenditures for product development and other factors. There can be no assurance that results in future periods will not fluctuate on a quarterly basis. In addition, the market price for the Common Stock may be highly volatile depending on various factors, including the general economy, stock market conditions, the establishment or loss of major customer relationships, technological innovations, new product introductions by the Company or its competitors, and fluctuations in the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL ADVERSE EFFECT OF STOCK OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

     A substantial number of shares of Common Stock are issuable upon the exercise of outstanding stock options and warrants or the conversion of the Company's 5% Convertible Notes due 2003 (the "Convertible Notes") at exercise or conversion prices that are significantly less than recent market prices for the Common Stock. When issued, such shares may become available for sale in the public market. Sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock. See "Dilution." The Company, its officers, directors and certain other shareholders, including the holders of the Convertible Notes, have agreed that, for a period of 180 days from the date of this Prospectus (120 days in the case of the holders of the Convertible Notes), they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock. Such shareholders beneficially own an aggregate of 1,261,829 shares of Common Stock currently outstanding and options exercisable for or securities convertible into an aggregate of 1,293,651 shares of Common Stock.

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company has adopted a Shareholder Rights Plan and is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. Such provisions could have the effect of discouraging a takeover proposal or tender offer not approved by management and the Board of Directors of the Company. Accordingly, shareholders may be denied the opportunity to participate in a transaction which offers a premium to the prevailing market price of the Common Stock. Furthermore, the Company's Board of Directors is authorized, without further action by the holders of Common Stock, to establish various series of Preferred Stock from time to time and to determine the rights, preferences and restrictions of any wholly unissued series, including, among other matters, dividend, liquidation and voting rights. Thus, the Board of Directors may, without shareholder approval, issue shares of a class or series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The creation and issuance of shares of such a class or series of Preferred Stock could also adversely affect the market price of the Common Stock.

DILUTION


     Purchasers of the shares of Common Stock offered hereby will experience immediate substantial dilution in net tangible book value of approximately $23.59 per share, at a public offering price of $30.00. See "Dilution."


DISCRETIONARY USE OF PROCEEDS


     Approximately $18.1 million, or 54%, of the net proceeds to be received by the Company in this offering have been designated for expansion of the Company's business and for general corporate purposes. Management and the Board of Directors of the Company will have broad discretion in determining the uses to which these proceeds will be applied. See "Use of Proceeds."

                                 USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,190,000 shares of Common Stock offered hereby at a public offering price of $30.00 per share will be approximately $33.3 million ($38.3 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and offering expenses.

     The Company currently intends to apply the net proceeds of this offering to repay bank debt and support the continued expansion of the Company's business. Approximately $15.2 million of the net proceeds will be used to repay borrowings under the Company's credit facility with First Bank National Association ("First Bank"). The remainder of the net proceeds of this offering (approximately $18.1 million) will be used to expand its consumer water treatment systems business and for general corporate purposes. Pending the use of the net proceeds of this offering, the Company will invest the funds in short-term interest bearing securities.

     Borrowings under the Company's credit facility with First Bank were approximately $15.2 million at April 22, 1998, with approximately $8.0 million being used to finance equipment purchases, and the remainder being used for working capital and general corporate purposes. Borrowings under the credit facility bear interest at (i) the bank's reference rate plus 1.25% (9.75% at March 31, 1998) on borrowings for equipment purchases, and (ii) the bank's reference rate plus 0.75% (9.25% at March 31, 1998) on the working capital portion of the borrowings. Borrowings for equipment purchases are made in increments of $2.0 million and are payable over a 48-month period commencing the first full month following each separate advance. Other borrowings under the credit facility are due on demand.


                                 DIVIDEND POLICY

     The Company has never paid or declared any cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of cash dividends, if any, on its Common Stock in the future is subject to the discretion of the Company's Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. In addition, the Company is prohibited from paying cash dividends on its Common Stock by the terms of its current credit facility with First Bank and the terms of a Securities Purchase Agreement dated July 19, 1996, between the Company and certain investment partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner, managing general partner, managing partner or investment manager, pursuant to which such investment partnerships purchased $15.0 million principal amount of Convertible Notes from the Company.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at December 31, 1997 on an actual basis and as adjusted to give effect to the sale of the 1,190,000 shares of Common Stock offered hereby at a public offering price of $30.00 per share, and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus.


                                                                         DECEMBER 31, 1997
                                                                    ---------------------------
                                                                       ACTUAL       AS ADJUSTED
                                                                     ---------      -----------
                                                                           (IN THOUSANDS)

Short-term debt (1) ..............................................   $   7,161      $      --
                                                                     =========      =========
Long-term debt ...................................................   $  15,000      $  15,000
Shareholders' equity:
 Capital Stock, 100,000,000 shares authorized:
 Common Stock, $.01 par value; 4,548,249 shares issued and
  outstanding (actual); 5,738,249 shares (as adjusted) (2) .......          45             57
 Additional paid-in capital ......................................      21,364         54,610
 Note receivable from sale of stock ..............................        (498)          (498)
 Retained earnings (deficit) .....................................     (16,680)       (16,680)
                                                                     ---------      ---------
  Total shareholders' equity .....................................       4,231         37,489
                                                                     ---------      ---------
   Total capitalization ..........................................   $  19,231      $  52,489
                                                                     =========      =========


------------------

(1)  Short-term debt was approximately $15.2 million at April 22, 1998.


(2) Does not include 2,094,051 shares of Common Stock issuable upon exercise of options and warrants or conversion of Convertible Notes outstanding at December 31, 1997. See "Dilution."


                                    DILUTION


     The net tangible book value of the Company's Common Stock at December 31, 1997 was $3.5 million, or $0.77 per share. Net tangible book value per share of Common Stock represents the tangible assets (total assets less intangible assets) reduced by total liabilities, divided by the number of outstanding shares of Common Stock. After giving effect to the sale of the 1,190,000 shares offered by the Company hereby at a public offering price of $30.00 per share and the application of the estimated net proceeds therefrom, and after deducting estimated underwriting discounts and offering expenses payable by the Company, the net tangible book value of the Company's Common Stock at December 31, 1997, would have been approximately $36.8 million, or $6.41 per share. This represents an immediate dilution in net tangible book value to new investors of $23.59 per share and an immediate increase in net tangible book value to existing shareholders of $5.64 per share as illustrated by the following table:



       Price to Public ..................................................             $  30.00
       Net tangible book value per share at December 31, 1997 ...........   $  0.77
       Increase per share attributable to new investors .................      5.64
                                                                            -------
       Pro forma net tangible book value per share after this offering ..                 6.41
                                                                                      --------
       Dilution per share to new investors ..............................             $  23.59
                                                                                      ========


     The foregoing table assumes no exercise of stock options or warrants. As of December 31, 1997, the Company had 946,450 shares of Common Stock issuable upon the exercise of outstanding incentive and non-qualified stock options under the Company's stock option plans, with a weighted average exercise price of $12.49 per share; and 137,500 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.59 per share. The foregoing table also excludes 1,010,101 shares of Common Stock issuable upon the conversion of $15.0 million principal amount of Convertible Notes at a conversion price of $14.85 per share. See "Principal Shareholders" and Notes 5 and 6 of Notes to Financial Statements.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "REIN" since March 1993. The following table sets forth, for the periods indicated, the range of high and low prices for the Company's Common Stock as reported on the Nasdaq National Market.

                                                             HIGH         LOW
                                                           --------     -------
         1996:
         First Quarter .................................   $  15.75     $  8.25
         Second Quarter ................................      17.50       10.25
         Third Quarter .................................      14.75       11.50
         Fourth Quarter ................................      12.38        6.50

         1997:
         First Quarter .................................   $   8.75     $  6.75
         Second Quarter ................................      16.50        6.25
         Third Quarter .................................      30.50       15.00
         Fourth Quarter ................................      31.50       23.00

         1998:
         First Quarter .................................   $  31.00     $ 22.00
         Second Quarter (through April 22, 1998) .......      35.00       29.50


     On April 22, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $31.50 per share. As of April 22, 1998, there were 177 shareholders of record and approximately 2,200 beneficial owners of the Company's Common Stock.

                             SELECTED FINANCIAL DATA

     The statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the balance sheet data at December 31, 1996 and 1997, are derived from the Company's financial statements included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended December 31, 1993 and 1994 and the balance sheet data at December 31, 1993, 1994 and 1995 are derived from audited financial statements not included herein. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                                YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------------
                                                            1993         1994          1995           1996            1997
                                                         ----------   ----------   ------------   ------------   -------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales ............................................    $10,292      $16,671       $ 22,921      $  33,277      $   71,243
Cost of products sold ................................      4,988        7,897         13,959         20,756          37,417
                                                          -------      -------       --------      ---------      ----------
Gross profit .........................................      5,304        8,774          8,962         12,521          33,826
Operating expenses:
 Selling, general and administrative .................      2,446        5,240         14,692         21,803          32,815
 Research and development ............................        801        1,064          2,021          2,007           3,082
 Facility relocation costs ...........................         --           --             --            973              --
                                                          -------      -------       --------      ---------      ----------
                                                            3,247        6,304         16,713         24,783          35,897
                                                          -------      -------       --------      ---------      ----------
Income (loss) from operations ........................      2,057        2,470         (7,751)       (12,262)         (2,071)
Other income (expense):
 Interest income .....................................        167          508            551            220              43
 Interest expense ....................................        (22)         (52)          (126)          (457)         (1,427)
                                                          -------      -------       --------      ---------      ----------
Income (loss) before income taxes ....................      2,202        2,926         (7,326)       (12,499)         (3,455)
Income tax expense (benefit) .........................        705          907         (2,564)            --              --
                                                          -------      -------       --------      ---------      ----------
Net income (loss) ....................................    $ 1,497      $ 2,019       $ (4,762)     $ (12,499)     $   (3,455)
                                                          =======      =======       ========      =========      ==========
Net income (loss) per share (basic) (1)(2) ...........    $  0.53      $  0.57       $  (1.12)     $   (2.90)     $    (0.77)
                                                          =======      =======       ========      =========      ==========
Weighted average shares (basic) ......................      2,843        3,531          4,239          4,307           4,471
Net income (loss) per share (diluted) (1)(2) .........    $  0.45      $  0.50       $  (1.12)     $   (2.90)     $    (0.77)
                                                          =======      =======       ========      =========      ==========
Weighted average shares (diluted) ....................      3,321        4,029          4,239          4,307           4,471

OPERATING DATA:
Estimated number of retail outlets at end of
 period (3) ..........................................      1,200        2,200          9,900         16,900          28,000
Number of replacement cartridges shipped
 during year .........................................      4,500       51,000        186,000        716,000       3,135,000

BALANCE SHEET DATA (at end of period):
Working capital ......................................    $ 7,458      $14,754       $ 10,051      $   9,743      $    2,144
Total assets .........................................     10,025       25,054         23,622         33,257          42,700
Long-term debt .......................................         --           --             --         15,000          15,000
Shareholders' equity .................................      8,667       22,895         19,430          7,131           4,231

------------------

(1) All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to FASB Statement 128 requirements.


(2) Pro forma basic and diluted net income (loss) per share was a loss of $(0.59) per share in 1997. The pro forma information assumes the retirement of short-term debt of $6.6 million (the average short-term debt outstanding in 1997) with proceeds from the sale of 235,000 shares of Common Stock offered hereby at a public offering price of $30.00 per share. Interest related to short-term debt was $677,000 in 1997.


(3) Represents the Company's estimate of the number of outlets at which one or more of the Company's household and outdoor products were sold. The approximate numbers of retail outlets at which the Company's household products were sold at the end of such periods were none in 1993, 1,000 in 1994, 8,000 in 1995, 15,000 in 1996 and 26,000 in 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     EXCEPT FOR HISTORICAL INFORMATION CONTAINED IN THIS PROSPECTUS, THE MATTERS DISCUSSED HEREIN CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SUGGESTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING WITHOUT LIMITATION THE EFFECTS OF ECONOMIC CONDITIONS, PRODUCT DEMAND, COMPETITIVE PRODUCTS AND OTHER RISKS DETAILED HEREIN. SEE "RISK FACTORS."

OVERVIEW

     The Company designs, manufactures and markets proprietary small-scale drinking water systems under the PUR(R) brand name for the household, recreational and military markets. These products include a line of self-monitoring water filters for household use, a rugged line of portable drinking water systems for outdoor enthusiasts and international travelers and a line of low-energy, reverse osmosis desalinators for offshore marine, commercial life raft and military use, including the world's only hand-operated desalinators. PUR household water filter systems and replacement filter cartridges, which together accounted for more than 80% of the Company's net sales in 1997, are distributed through approximately 26,000 retail outlets in the United States and Canada, including Wal-Mart, Sears, Target, Costco, Kmart, Macy's and Walgreens.

     Since its formation in 1986, the Company has utilized its mechanical and chemical engineering expertise to develop new water filtration and purification products that provide solutions to a variety of problems that have historically prevented the adequate treatment of drinking water in a number of settings. Initially, the Company developed a line of reverse osmosis desalinators for the United States Navy and other military and offshore marine users. The Company subsequently developed a line of PUR antimicrobial water purifiers and microfilters for use by outdoor enthusiasts and international travelers. The Company has a leading position in each of these markets.

     The Company entered the retail water filter market in late 1994 with the intent of establishing PUR as the leading brand of household water filters. Recognizing that a significant portion of revenues in the household market would be derived from recurring sales of replacement cartridges, the Company pursued a strategy of building brand name recognition for PUR products and developing an installed base of its products to promote recurring sales of replacement cartridges. To implement this strategy, the Company invested significant resources to develop advanced filtration and monitoring technologies, launch a broad range of products at a variety of price points, expand distribution of its products, and provide high levels of consumer and trade advertising support. The Company has also developed and implemented automated manufacturing and assembly processes for its household products, which enables it to manufacture nearly all of the filter elements for such products, reducing the Company's costs and enhancing its ability to respond to retailers' needs. The Company currently offers eight different types of household water filters at suggested retail prices ranging from $24.99 to $119.99, as well as replacement cartridges for each product at suggested retail prices ranging from $7.99 to $29.99, and has a distribution network of approximately 26,000 retail outlets. This strategy of investing heavily to build the PUR brand name and establish a large installed base, coupled with the resulting rapid growth in production and sales, led to reduced profit margins and net losses in each of the last three years. The Company believes it is now well positioned to benefit from these investments, as evidenced by the Company's results of operations for the fourth quarter of 1997, in which it had net sales of $23.1 million, a gross margin of 52.4%, and its first quarterly profit since the first quarter of 1995.

     The Company's net sales increased from $10.3 million in 1993 to $71.2 million in 1997. The increase in net sales was primarily the result of the Company's successful entry in late 1994 into the household water filter market. Future increases in net sales are also expected to be derived principally from the sale of household water filter systems and replacement cartridges. Sales of the Company's household water filter systems have increased with (i) the introduction of additional products for this market, (ii) an increase in the number of retail outlets at which the Company's household products are sold,
(iii) an increase in the number of units sold at existing outlets, and (iv) the overall growth in the market for household water filter systems. The Company believes that its aggressive campaign to build brand name recognition for PUR products has contributed significantly to the increase in net sales. Net sales have also increased as a result of the sale of replacement filter cartridges to the growing installed base of owners of PUR water filter systems. The sale of replacement cartridges is expected to constitute an increasing portion of the net sales in future periods as the size of the installed base continues to increase. Revenues from the sale of outdoor systems to consumers have also increased, but at a significantly lower rate than revenues from the sale of household water filters.

     Cost of products sold is significantly affected by (i) costs of raw materials, such as engineered thermoplastics, stainless steel and filtration media, most of which are purchased from third party vendors, (ii) costs of assembly, testing, quality control and packaging, which are performed by the Company, and (iii) the mix of products sold. During 1995, 1996 and the first half of 1997, gross margins were adversely affected by costs related to entering the household water filter market, including investments made by the Company in designing and implementing automated manufacturing and assembly processes for PUR household water filters, together with the cost of conducting manual assembly operations pending the installation of such automated processes. During this period, the Company also took steps to reduce its material costs, including development of a process to produce internally nearly all of its own filter elements for its household products at significantly lower cost than purchasing them from third party vendors. Following implementation of enhanced manufacturing processes, the Company's household products generally carry a higher gross margin than its other products, with replacement cartridges on average carrying the highest gross margin of products within the household category. The sale of household water filters and, in particular, the sale of replacement cartridges is expected to constitute an increasing portion of net sales in future periods.

     Selling, general and administrative expenses include advertising and promotional expenses. To implement its strategy of building brand name recognition for PUR products and developing an installed base of its products to promote the sale of replacement filter cartridges, the Company has invested heavily in advertising and promotional programs. Advertising and promotional activities in 1995 and 1996 were designed to create an initial awareness of the Company's products, establish recognition of the PUR brand name and build an installed base supporting recurring sales of replacement cartridges. In 1997, such expenses were incurred in connection with the introduction and promotion of several new products for the household market. The Company expects that, as a percentage of net sales, its advertising and promotional expenses in 1998 will be essentially unchanged from 1997 as it continues to expand its position in the household market, and will decline as a percentage of net sales in subsequent years. However, the Company expects that advertising and promotional expenses related to the introduction of new products may, from time to time, result in an increase in such expenses as a percentage of net sales on a quarterly basis, including in the first quarter of 1998.

     The Company intends to continue expanding its distribution network and seek additional distribution channels to solidify its position in the growing household water filter market. While such activities would be undertaken to increase net sales and net income, they could affect the Company's gross profit or selling, general and administrative expenses as a percentage of net sales. For example, the sale of the PUR PLUS pitcher through infomercials, which commenced in February 1998, is expected to result in different levels of gross profit and selling, general and administrative expenses as a percentage of net sales than the sale of the PUR products through retail outlets. The impact of such differences will depend on the extent to which the Company determines to use such distribution channels and the relative volumes of sales in the respective channels.

     The Company's results of operations on a quarterly basis are subject to fluctuation due to the seasonal nature of sales for its household products, with highest sales levels occurring during the fourth quarter, and the periodic introduction of new products. The Company believes that these seasonal patterns may have been masked by its recent sales growth and by the mix of sales of outdoor systems and household systems. The Company's results of operations are also affected by the timing of the introduction of new products, product enhancements and related advertising and promotional expenses. Product development expenses are incurred and advertising and promotional efforts typically are commenced prior to the initial shipments of new products and product enhancements. As a result, product development expenses and advertising and promotional expenses are incurred in periods before any revenues are recognized from the sale of new products and enhancements, and therefore, gross margins are relatively lower and operating expenses are relatively higher during such periods. For example, the Company's gross margin and results of operations in the first quarter of 1998 were adversely affected by its recent introduction of the PUR PLUS pitcher, PUR PLUS dispenser and PUR ULTIMATE faucet-mounted products. Accordingly, gross margin for the first quarter of 1998 was similar to that in the third quarter of 1997. The Company anticipates that variations in its quarterly results of operations will occur from time to time in future periods.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's statements of operations, expressed as a percentage of net sales.

                                                                  YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------
                                                1993          1994          1995          1996          1997
                                            -----------   -----------   -----------   -----------   -----------
Net sales ...............................       100.0%        100.0%       100.0%        100.0%        100.0%
Cost of products sold ...................        48.5          47.4         60.9          62.4          52.5
                                                -----         -----        -----         -----         -----
Gross profit ............................        51.5          52.6         39.1          37.6          47.5
Operating expenses:
 Selling, general and administrative.....        23.8          31.4         64.1          65.5          46.1
 Research and development ...............         7.8           6.4          8.8           6.0           4.3
 Facility relocation ....................          --            --           --           2.9            --
                                                -----         -----        -----         -----         -----
                                                 31.6          37.8         72.9          74.4          50.4
                                                -----         -----        -----         -----         -----
Income (loss) from operations ...........        19.9          14.8        (33.8)        (36.8)        ( 2.9)
Other income (expense):
 Interest income ........................         1.6           3.0          2.4           0.7           0.1
 Interest expense .......................       ( 0.2)        ( 0.3)       ( 0.6)        ( 1.4)        ( 2.0)
                                                -----         -----        -----         -----         -----
Income (loss) before income taxes .......        21.3          17.5        (32.0)        (37.5)        ( 4.8)
Income tax expense (benefit) ............         6.8           5.4        (11.2)           --            --
                                                -----         -----        -----         -----         -----
Net income (loss) .......................        14.5%         12.1%       (20.8)%       (37.5)%       ( 4.8)%
                                                =====         =====        =====         =====         =====

     RECENT DEVELOPMENTS

     Net sales increased 66.5% to $17.2 million in the 95-day period ended April 5, 1998 from $10.3 million in the 90-day period ended March 31, 1997. This $6.9 million increase in net sales was attributable primarily to increased sales of the Company's existing PUR household water filtration products and initial shipments in March 1998 of the PUR PLUS pitcher. (Beginning with fiscal year 1998, the Company has adopted monthly financial reporting periods of four or five weeks each, ending on a Sunday, and quarterly financial reporting periods of thirteen weeks, consisting of one five-week and two four-week months. The adoption of this reporting process resulted in an initial reporting period of 95 days, ended April 5, 1998.) Gross profit as a percentage of net sales increased to 47.6% in the period ended April 5, 1998 from 40.2% in the period ended March 31, 1997. The increase in gross profit as a percentage of net sales in the period ended April 5, 1998 was due to the implementation of automated manufacturing and assembly processes, reductions in costs of materials, and an increase in sales of higher margin household products and replacement filter cartridges as a percentage of net sales. The Company had a net loss of $1.0 million, or $0.23 per share, in the period ended April 5, 1998, compared with a net loss of $1.9 million, or $0.44 per share, in the period ended March 31, 1997. The Company is currently comfortable with analysts' estimates of net income of approximately $0.70 per share for the year ending December 31, 1998, after giving effect to the completion of this offering. However, actual results for such period will be affected by economic conditions, product demand, competitive products, and other risks detailed in this Prospectus, and may differ materially from anticipated results.

     YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Net sales increased 114.1% to $71.2 million in 1997 from $33.3 million in 1996. This $37.9 million increase in net sales was attributable primarily to an increase of $38.4 million in sales of the Company's PUR household water filter products, offset by a decrease of $1.5 million in sales of reverse osmosis desalinators to military customers. Sales of household products, including OEM water filters, increased

173.5% to $60.5 million in 1997 from $22.1 million in 1996, reflecting increased sales of filter systems and replacement cartridges, and the introduction of the PUR PLUS faucet-mounted filter and the PUR under-sink models. Revenues from the sale of outdoor systems to consumers also increased, but at a significantly lower rate than revenues from the sale of household water filters. Sales of OEM water filters to Braun AG were discontinued upon expiration of the Company's contract with Braun AG in December 1997. The expiration of this contract is not expected to have a material adverse effect on the Company's operations. Price increases did not have a significant impact on net sales for 1997.

     Gross profit as a percentage of net sales increased to 47.5% in 1997 from 37.6% in 1996. The increase in gross profit as a percentage of net sales in 1997 was due to the implementation of automated manufacturing and assembly processes, reductions in costs of materials, and an increase in sales of higher margin household products and replacement filter cartridges as a percentage of net sales.

     Selling, general and administrative expenses increased to $32.8 million in 1997 from $21.8 million in 1996, representing 46.1% and 65.5% of net sales, respectively. The increase in selling, general and administrative expenses was attributable primarily to advertising and promotional expenses related to the continued roll-out and expansion of the Company's line of household water filters. Advertising costs increased to $14.6 million in 1997 from $9.5 million in 1996, and accounted for 46.0% of the increase in selling, general and administrative expenses in 1997 relative to 1996. Due to continued investment in marketing and advertising expenditures relating to new product introductions, the Company believes that selling, general and administrative expenses will remain flat as a percentage of net sales in 1998.

     Research and development expenses increased to $3.1 million in 1997 from $2.0 million in 1996, representing 4.3% and 6.0% of net sales, respectively. The Company expects that research and development expenses will continue to increase in 1998 as it develops new technology and product line extensions.

     Interest income decreased to $43,000 in 1997 from $220,000 in 1996 due to decreased balances of cash, cash equivalents and marketable securities. Interest expense increased to $1.4 million in 1997 from $457,000 in 1996 due to interest on the Company's line of credit, which was established in 1997, and a full year of interest on the Company's long-term debt in 1997 compared with six months of interest in 1996.

     The Company's effective tax rate for 1997 and 1996 was 0%. The Company recorded a valuation allowance for the tax benefit related to the net operating losses for 1997 and 1996. The Company had net operating tax loss carryforwards of $23.7 million at December 31, 1997.

     YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Net sales increased 45.2% to $33.3 million in 1996 from $22.9 million in 1995. This $10.4 million increase in net sales was attributable primarily to increased sales of the Company's PUR household water filter products, including the countertop and pitcher models which were introduced in 1996, as well as a full year's sales of OEM water filters to Braun AG. Sales of household products, including OEM water filters, increased 163.7% to $22.1 million in 1996 from $8.4 million in 1995. This increase was partially offset by a decline in sales of reverse osmosis desalinators due to lower military sales. Price increases did not have a significant impact on net sales for 1996 and 1995.

     Gross profit as a percentage of sales decreased to 37.6% in 1996 from 39.1% in 1995. The decrease in gross profit as a percentage of sales in 1996 was primarily the result of costs associated with entering the household water filter market, including investments made by the Company in automating its manufacturing and assembly processes and the cost of conducting manual assembly operations pending the installation of such automated processes, as well as the full year impact of OEM filter sales, which had relatively lower profit margins.

     Selling, general and administrative expenses increased to $21.8 million in 1996 from $14.7 million in 1995, representing 65.5% and 64.1% of net sales, respectively. The increase in selling, general and administrative expenses related primarily to the continued roll-out and expansion of the household water systems in 1996. Advertising costs increased to $9.5 million in 1996 from $6.4 million in 1995, and accounted for 44.6% of the increase in selling, general and administrative expenses in 1996 relative to 1995.

     Research and development expenses were $2.0 million in each of 1996 and 1995, representing 6.0% and 8.8% of net sales, respectively.

     Interest income decreased to $220,000 in 1996 from $551,000 in 1995, due to decreased balances of cash, cash equivalents and marketable securities. Interest expense increased to $457,000 in 1996 from $126,000 in 1995 due to interest on long-term debt issued by the Company in July 1996.

     The Company's effective tax rate for 1996 was 0%, compared with 35.0% in 1995. The Company recorded a valuation allowance for the tax benefit related to the 1996 net operating loss.

     SELECTED QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited quarterly financial data of the Company for each quarter in calendar year 1996 and 1997. The quarterly data are derived from the Company's unaudited financial statements not otherwise contained in this Prospectus. The Company believes that such unaudited statements include all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results of the full year or any future quarter.


                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                      1996
                                     ----------------------------------------------------------------------
                                      FIRST QUARTER     SECOND QUARTER     THIRD QUARTER     FOURTH QUARTER
                                     ---------------   ----------------   ---------------   ---------------
Net sales ........................      $  6,440           $  6,598          $  11,001         $  9,238
Gross profit .....................         2,454              2,522              4,239            3,306
Gross profit margin ..............          38.1 %             38.2 %             38.5 %           35.8 %
Net income (loss) ................        (1,921)            (1,722)            (2,916)          (5,940)
Net income (loss) per common share
 (Basic and Diluted) .............       $ (0.45)           $ (0.40)          $  (0.67)         $ (1.37)

                                                                      1997
                                     ----------------------------------------------------------------------
                                      FIRST QUARTER     SECOND QUARTER     THIRD QUARTER     FOURTH QUARTER
                                     ---------------   ----------------   ---------------   ---------------
Net sales ........................      $  10,347         $  15,462          $ 22,371          $ 23,063
Gross profit .....................          4,155             7,001            10,581            12,089
Gross profit margin ..............           40.2 %            45.3 %            47.3 %            52.4 %
Net income (loss) ................         (1,898)           (1,492)             (448)              383
Net income (loss) per common share
 (Basic and Diluted) .............       $  (0.44)         $  (0.33)          $ (0.10)          $  0.08

LIQUIDITY AND CAPITAL RESOURCES

     Cash used in operations was $8.6 million in 1997, $5.7 million in 1996, and $8.1 million in 1995. The reduction in cash flow from operations in 1997 resulted primarily from the net loss and increases in inventories and accounts receivable. Cash used in operations in 1996 was primarily the result of the net loss and an increase in accounts receivable. In 1995, the reduction in cash flow from operations resulted primarily from the net loss and increased inventory levels. In 1997 and 1996, the decrease in cash flow was partially offset by increases in accounts payable and accrued liabilities.

     Capital expenditures were $6.3 million in 1997 compared with $4.1 million in 1996 and $4.6 million in 1995. The Company anticipates that capital expenditures in 1998, principally associated with new product introductions and an increase in production capacity, will total approximately $8.6 million.

     In the past three years the Company has funded its cash requirements principally with proceeds from the sale of securities and borrowings under credit facilities with a bank. In June 1994, the Company received net proceeds of approximately $12.0 million from a public offering of Common Stock. In July 1996, the Company issued $15.0 million of Convertible Notes to GS Group. The Convertible Notes bear interest at an annual rate of five percent, payable quarterly, and are due in July 2003. GS Group has the right to convert the principal amount of the Convertible Notes to Common Stock at any time prior to maturity at a conversion price of $14.85 per share.

     The Company had $7.2 million outstanding under its bank credit facility at December 31, 1997, compared with no bank borrowings at December 31, 1996. The credit facility, established in March 1997 and amended in March 1998, provides for total borrowings of up to $25.0 million, secured by equipment, inventory, receivables, and intangibles. The credit facility consists of a $15.0 million discretionary working capital line of credit, limited to eligible receivables and inventory, which bears interest at the bank's reference rate plus 0.75%, and a $10.0 million equipment loan which bears interest at the bank's reference rate plus 1.25%. Borrowings under the equipment loan are made in increments of $2.0 million and are payable over a 48-month period commencing the first full month following each separate advance. Other borrowings under the credit facility are due on demand. Pursuant to the Company's agreement with GS Group, borrowings under the bank credit facility were limited to $10.0 million in 1997 and are limited to $12.5 million in 1998. However, the Company received waivers from GS Group allowing it to borrow up to $14.0 million under the credit facility during the fourth quarter of 1997 and up to $16.0 million in 1998.

     Management believes that anticipated cash flows from operations, funds available through its bank credit facility and the net proceeds from this offering will provide sufficient capital resources for current operations and planned product introductions through 1999. The Board of Directors currently intends to retain all earnings for expansion of the Company's business.

     The Company had recorded $1.6 million of net deferred tax assets at December 31, 1997 resulting from net operating loss carryforwards and the tax effects of temporary differences between tax bases and financial statement carrying amounts of existing assets and liabilities. Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management believes that, at a minimum, it is more likely than not that future taxable income over the next three years will be sufficient to realize the recorded asset.

     At December 31, 1997, the Company had net operating tax loss carryforwards available to offset future taxable income of approximately $23.7 million. The net operating loss carryforwards expire as follows: $5.0 million in year 2010, $11.5 million in 2011 and $7.2 million in 2012, and may be subject to limitations under Section 382 of the Internal Revenue Code due to changes in equity ownership of the Company.

ACCOUNTING STATEMENTS

     In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, EARNINGS PER SHARE. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to Statement 128 requirements.

     In 1997, the FASB issued Statements No. 130, REPORTING COMPREHENSIVE INCOME, and No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, effective for fiscal years beginning after December 15, 1997. The adoption by the Company of these Statements in January 1998 is not expected to have a material impact on the Company's financial statements.

YEAR 2000 ISSUES

     Many existing computer programs use only two digits to identify a year in the date field, with the result that data referring to the year 2000 and subsequent years may be misinterpreted by these programs. If present in the computer applications of the Company or its suppliers and customers and not corrected, this problem could cause computer applications to fail or to create erroneous results and could cause a disruption in operations and have a short-term adverse effect on the Company's business and results of operations. The Company has evaluated its principal computer systems and has determined that they are substantially Year 2000 compliant. The Company has initiated discussions with its key suppliers and customers to determine whether they have any Year 2000 issues. The Company has not incurred any material expenses to date in connection with this evaluation and does not anticipate material expenses in the future, depending on the status of its suppliers and customers with respect to this issue.

                                    BUSINESS

GENERAL

     The Company designs, manufactures and markets proprietary small-scale drinking water systems under the PUR(R) brand name for the household, recreational and military markets. These products include a line of self-monitoring water filters for household use, a rugged line of portable drinking water systems for outdoor enthusiasts and international travelers and a line of low-energy, reverse osmosis desalinators for offshore marine, commercial life raft and military use. PUR household water filters are offered in a variety of configurations, including pour-through pitchers and dispensers and in-line faucet-mounted, countertop and under-sink filter systems. Each PUR household water filter system incorporates a replaceable filtration cartridge. PUR household water filter systems and replacement filter cartridges accounted for more than 80% of the Company's net sales in 1997.

     The Company's objective is to establish and maintain PUR as the leading brand of consumer drinking water treatment equipment, using proprietary technology, superior design and extensive advertising and promotional programs to obtain a leading position in each market segment it enters. The Company launched its first PUR water filters for the household market in late 1994, with the intent of establishing a large installed base of PUR water filter systems to support recurring sales of replacement filter cartridges. To date, the Company has sold more than 2.5 million household water filter systems and has obtained a significant share of this market. According to survey information from Intelect, a third party market research firm, PUR is the number one brand of in-line water filters and the second leading brand of all household water filters sold in the United States. PUR household products currently are distributed through approximately 26,000 retail outlets in the United States and Canada, compared with approximately 15,000 retail outlets at the end of 1996. Major customers include Wal-Mart, Sears, Target, Costco, Kmart, Macy's and Walgreens.

     Since its formation in 1986, the Company has utilized its mechanical and chemical engineering expertise to develop new water filtration and purification products with superior performance characteristics to meet the identified needs of consumers. PUR reverse osmosis desalinators, introduced in 1988, include hand-operated models for life rafts which it believes are the only such products available in the world, and motor-driven models powered by a 12-volt DC motor. PUR portable systems drinking water products, launched in 1991, incorporate the Company's proprietary Tritek(R) disinfection technology which eliminates microorganisms from water in seconds, making it possible for individuals to produce safe drinking water when traveling, backpacking or on wilderness trips. The Company has established a leading position in each of these markets.

     In 1994, the Company introduced a faucet-mounted water filter, the first PUR product for the rapidly growing household water filter market. Since then, the Company has expanded its household product lines to include a broad range of products at a variety of price points. The Company's household water filters use advanced filtration technologies to reduce a wide range of contaminants, such as microbiological cysts, lead, pesticides, VOCs and other impurities, while improving water taste and odor. The Company currently offers eight different types of pour-through and in-line water filters, as well as replacement filter cartridges for such products. All PUR household products incorporate the Company's proprietary technology, known as ASM(R) (Automatic Safety Monitor(TM)), which measures the filter's usage and indicates its remaining capacity. The Company believes that this visible indication of when to replace the filter cartridge encourages consumers to purchase replacement cartridges more frequently than they otherwise would. The Company anticipates that the installed base of PUR water filter systems will continue to grow, further promoting the sale of replacement filter cartridges, which on average carry a higher margin than the Company's other products. Sales of replacement filter cartridges are expected to comprise an increasing portion of the market for household water filter products and provide a source of recurring revenues.

INDUSTRY OVERVIEW

     During the last half of this century, reliable drinking water has largely been taken for granted in the United States and other industrialized countries. However, lead and other impurities can make water potentially unsafe or unpleasant in taste and odor. In addition, much of the populated world, including parts of Asia, Africa and Latin America, does not have adequate sewage or water treatment facilities, leaving tap water unfit for human consumption.

     HOUSEHOLD MARKET

     The EPA and other organizations have identified a number of harmful contaminants that many municipal water authorities do not remove from drinking water or that enter the water supply after it has left the municipal water treatment facility.

     * In 1993, the EPA identified microbiological cysts, in particular CRYPTOSPORIDIUM, as contaminants likely to be found in over 55% of the nation's surface waters and 17% of the nation's municipal water supplies. There have been numerous instances of water-borne illness resulting from such contaminants. For example, approximately 400,000 people became ill in 1993 by an outbreak of CRYPTOSPORIDIA in the municipal water supply for Milwaukee, Wisconsin, despite the fact that water from the Milwaukee water-treatment plants met all existing state and federal quality standards.

     * In 1994, the EPA reported on the effect of chlorine byproducts, such as trihalomethane, in drinking water supplies. The presence of trihalomethanes in drinking water is considered by the EPA to be a cancer risk. In 1998, the California Department of Health Services released a study which found that women who had a high exposure to trihalomethanes from water consumption were more likely to have miscarriages.

     * In 1993, CONSUMER REPORTS published a report on tests it conducted for lead in household drinking water that found unacceptable lead contamination, based on EPA standards, in Chicago, Boston, New York, Washington, D.C. and San Francisco. Lead consumption is regarded as a significant health hazard, particularly for children.

     * In 1997, a study conducted by the Environmental Working Group found that certain pesticides and herbicides have leached into underground aquifers in areas with concentrated agricultural activities. The Environmental Working Group reported that tap water testing in 1996 by authorities in midwestern states found that 104 communities, with a total population of 3.3 million, were provided tap water contaminated with five or more cancer causing weed killers.

     A new contaminant selection regulation under the Safe Drinking Water Act requires the EPA to publish a list of contaminants that may be found in water supplies and to consider the need for regulations addressing such contaminants. The EPA will require all municipalities to notify their customers once a year whether any contaminants are found in levels higher than the acceptable limits identified by the EPA. The Company believes that this requirement will promote public awareness that water supplies may contain health contaminants that municipalities are currently unable to remove and that water treatment in the home at the point-of-use is an increasingly important option for homeowners.

     The Company believes that increasing awareness and concern about water quality has contributed significantly to a steady increase in the size of the market in the United States for household tap water substitutes (primarily bottled water) and drinking water equipment. The United States market for bottled water is currently estimated to be over $3.0 billion annually, with approximately 35% of United States households purchasing bottled water in individual or bulk containers. However, bottled water is less convenient and over time is more costly per gallon than water from a point-of-use treatment system. The Company estimates that the overall annual market for household drinking water systems, services and supplies (such as water filters, water softeners and whole house systems) is more than $1.7 billion, with the Company's current segments of this overall market representing approximately $400 million. Despite heightened awareness of water quality and safety issues, the domestic market penetration of household drinking water treatment systems is estimated by the Company to be less than 25% of United States households.

     OUTDOOR MARKETS

     The outdoor market consists of reverse osmosis desalinators for offshore marine and military applications, as well as portable water treatment systems for recreational outdoor use. The Company estimates that the annual U.S. market for such outdoor systems is approximately $30 million. The reverse osmosis desalinator segment includes large motorized systems for use aboard larger vessels, as well as smaller systems which are hand-operated or powered by 12-volt DC motors for use aboard life rafts or as a back-up system on a boat or ship. The recreational segment includes a variety of portable, hand-operated water purifiers and microfilters which eliminate harmful microorganisms from outdoor or other questionable water sources, such as tap water in developing countries. These products are typically used by outdoor enthusiasts and international travelers.

BUSINESS STRATEGY

     The Company's objective is to establish and maintain PUR as the leading brand of consumer drinking water treatment equipment and attain a leading position in each of the market segments it enters. The Company's key strategies to accomplish this objective are:

     * DEVELOP PROPRIETARY TECHNOLOGY TO ADDRESS CONSUMER CONCERNS. The Company's research and development efforts are focused on creating innovative and technologically superior products that provide performance characteristics exceeding those of competing products. Consumer research conducted by the Company in 1993 and 1996 revealed that the performance of water filters from other manufacturers failed to meet consumers' expectations because (i) consumers were uncertain whether a filter had reached the end of its useful life and (ii) such filters treated primarily the aesthetic properties of drinking water and generally did not remove contaminants related to health concerns. In response to these findings, the Company developed the ASM monitoring technology and higher performance filters such as the PUR ULTIMATE faucet-mounted filter and the PUR PLUS pour-through pitcher and dispenser which were introduced in January 1998. The Company believes that its research and development team gives it a significant competitive advantage over others engaged in the design and manufacture of consumer water filtration and purification equipment.

     * OFFER A BROAD LINE OF SUPERIOR PRODUCTS WHICH CATER TO A WIDE CONSUMER SEGMENT. The Company has established a leading position in its consumer drinking water treatment categories by developing a broad range of products with superior performance characteristics at a number of retail price points. The Company's products are offered in a variety of configurations with varying performance characteristics.

     * ESTABLISH A BROAD DISTRIBUTION NETWORK. The Company's entry into the household water filter market in 1994 required it to establish new distribution channels for its products. Since then, the Company has expanded its distribution network aggressively. The Company's broad product line and range of price points and its ability to provide retailers with differentiated product configurations has enabled PUR products to be sold by a wide variety of retailers including department stores, mass merchants, drug stores, grocery stores, hardware stores and warehouse clubs. PUR household products are currently sold throughout the United States and Canada through approximately 26,000 retail outlets, a significant increase from approximately 15,000 retail outlets at the end of 1996. The Company continues to seek additional retail outlets and distribution channels for its household products. The Company also distributes its household products to international markets through Groupe-SEB, one of the world's leading suppliers of small household appliances whose products are distributed in over 80 countries under the brand names Rowenta and T-Fal.

     * PROMOTE BRAND AWARENESS THROUGH EFFECTIVE MARKETING. The Company entered the growing household water filter market with the belief that it could capture a significant share of the market by quickly establishing its PUR brand. The Company therefore invested and continues to invest significant resources in advertising and promotional activities to increase awareness of its products and build the PUR brand name. These activities include providing its retailers with point-of-sale displays, cooperative advertising programs, product flyers and in-store product demonstrations. The Company also utilizes television commercials and infomercials which air on a variety of national cable channels and local broadcast stations, as well as print and radio advertisements. These efforts have enabled the Company to establish PUR products as the number one brand of in-line water filters and the number two brand of all household water filters sold in the United States.

     * GENERATE RECURRING SALES OF REPLACEMENT FILTER CARTRIDGES. The Company has pursued a strategy of building brand name recognition for PUR products and developing an installed base of its products to promote recurring sales of replacement cartridges. The Company anticipates that, as the installed base of PUR water filter systems grows, an increasing portion of its net sales will be derived from recurring sales of replacement cartridges, which on average carry a higher margin than the Company's other products. All PUR household products incorporate the Company's proprietary ASM technology which measures the filter's usage and indicates its remaining capacity. The Company believes that this visible indication of when to replace the filter cartridge encourages consumers to purchase replacement filters more frequently than they otherwise would.

     * DEVELOP LOW-COST, HIGH-VOLUME FLEXIBLE MANUFACTURING PROCESSES. The Company has invested heavily in automating the manufacturing and assembly processes for its household water filters, including the development of several proprietary, automated processes for manufacturing filter elements used in certain of its products. These automated processes have enabled the Company to improve its manufacturing efficiencies while enhancing its ability to provide high volumes of differentiated products to respond to retailers' needs. Many of these processes were implemented in 1997 and have contributed to improved margins. The Company intends to continue implementing processes to reduce the cost of manufacturing it products.

PRODUCTS

     Since its formation in 1986, the Company has utilized its mechanical and chemical engineering expertise to develop new water filtration and purification products with superior performance characteristics to address the identified concerns of consumers. The Company believes it is a leader in introducing new technology to the markets its serves.

     * In 1988, the Company introduced the world's first hand-operated reverse osmosis desalinator.

     * In 1991, the Company launched its line of PUR portable systems employing the Company's proprietary Tritek(R) disinfection technology which enables the elimination of microorganisms from water.

     * In 1994, the Company introduced the first faucet-mounted water filter capable of removing CRYPTOSPORIDIUM and GIARDIA LAMBLIA.

     * In 1994, the Company introduced the first faucet-mounted water filter with a device that automatically monitors the useful life of the filter cartridge.

     * In 1996, the Company introduced the first gravity-fed, pour-through pitcher with an automatic monitoring device.

     * In 1997, the Company introduced the first faucet-mounted water filter to remove mercury, particulates, atrazine and lindane.

     * In 1998, the Company introduced two new pour-through systems, the PUR PLUS pitcher and the PUR PLUS dispenser, the first gravity-fed water filter systems capable of removing microorganisms as small as CRYPTOSPORIDIUM and GIARDIA LAMBLIA.

     * In 1998, the Company introduced the PUR ULTIMATE faucet-mounted filter, the first faucet-mounted system to remove VOCs, including trihalomethanes, which have been linked to cancer.

     The Company believes its track record of introducing leading edge technology to the marketplace ahead of its competitors has enabled it to attain the number one market share in the outdoor product and reverse osmosis market segments in which it competes, as well as the number one market share in in-line household water filter systems.

     HOUSEHOLD WATER FILTERS

     The Company believes it offers the broadest line of household water filters widely available at retail. PUR household water filters are offered in a variety of configurations, including pour-through pitchers and dispensers and in-line faucet-mounted, countertop and under-sink filters. Each PUR household water filter system incorporates a replaceable filter cartridge. Within each configuration, the Company offers different levels of contaminant reduction capabilities and a range of price points. In addition, the Company's flexible manufacturing processes allow it to make minor modifications to its products to meet the preferences of retailers.

     All PUR household water filters incorporate the Company's ASM technology which measures the filter's usage and indicates its remaining capacity, enabling consumers to anticipate the need to purchase a replacement filter cartridge. The PUR in-line products also include a feature that automatically shuts off the water flow when the filter cartridge needs changing. Replacement filter cartridges are sold at suggested retail prices ranging from $7.99 to $29.99 which allow consumers to obtain filtered water at a small fraction of the cost of bottled water.

     PUR faucet-mounted water filters, introduced to the market in 1994, were the first household water filters offered by the Company. These compact units are approximately five inches high and incorporate a proprietary carbon block filter developed by the Company. The filter cartridges for these units have a useful life of about two to three months based on the Company's surveys of consumer usage. The Company introduced its PUR countertop water filter systems in 1996 and its PUR under-sink water filter system in 1997, with filter cartridges having a useful life of four to six months. Each of these products is approximately nine inches high and offers greater contaminant reduction and longer filter life than the faucet-mounted units. The filter cartridge for the countertop and under-sink units employ the same proprietary carbon block technology as the faucet-mounted units. The Company estimates, based on survey information from Intelect, that its line of faucet-mounted PUR water filters accounted for approximately 75% of all household faucet-mounted water filtration sales in the United States in 1997.


     The initial PUR pour-through product, introduced to the market in January 1996, is a water pitcher which holds approximately a half-gallon of filtered water. In 1998, the Company introduced its PUR PLUS pitcher and PUR PLUS dispenser, which are the only gravity-fed water filters capable of filtering microorganisms as small as CRYPTOSPORIDIUM and GIARDIA LAMBLIA. The Company expects to begin shipping the PUR PLUS pour-through products to retailers toward the end of the first quarter of 1998. The PUR pour-through products incorporate a proprietary three-stage filtration cartridge, developed and manufactured by the Company, which employs activated carbon, ion exchange resin and a microfilter and has a useful life of approximately one to two months based on the Company's surveys of consumer usage. The Company estimates, based on survey information from Intelect, that its line of PUR pour-through products accounted for approximately 8% of all water filtration pitcher sales in the United States in 1997.

     The products comprising the PUR line of household water filters are as follows:

                                                                                               SUGGESTED RETAIL PRICE
                                                                                              ------------------------
                             ASM
                         FILTER LIFE           NSF CERTIFICATION OF               FILTER        FILTER     REPLACEMENT
PRODUCT/CONFIGURATION     INDICATOR  CONTAMINANT REDUCTION CAPABILITY (1)(2)   CAPACITY (3)   SYSTEM (4)    CARTRIDGE
---------------------    ----------  ---------------------------------------   ------------   ----------   -----------
POUR-THROUGH PRODUCTS:

PUR Pitcher                   X      * Chlorine, Taste/Odor, Zinc,               40 gal.       $  24.99     $  7.99
(1/2 gallon capacity)                  Particulate, Lead, Copper                 1-2 mos.

PUR PLUS Pitcher              X      * Chlorine, Taste/Odor, Zinc,               40 gal.       $  39.99     $ 12.99
(1/2 gallon capacity)                  Particulate, Lead, Copper                 1-2 mos.

                                     * Cysts (CRYPTOSPORIDIUM, GIARDIA),
                                       Asbestos, Turbidity

PUR PLUS Dispenser            X      * Chlorine, Taste/Odor, Zinc,               40 gal.       $  49.99     $ 12.99
(2 gallon capacity)                    Particulate, Lead, Copper                 1-2 mos.

                                     * Cysts (CRYPTOSPORIDIUM, GIARDIA),
                                       Asbestos, Turbidity
IN-LINE PRODUCTS:

PUR FM (standard)             X      * Chlorine, Taste/Odor, Particulate,        100 gal.      $  39.99     $ 14.99
(faucet-mounted)                       Cysts (CRYPTOSPORIDIUM, GIARDIA),         2-3 mos.
                                       Lead

PUR FM PLUS                   X      * Chlorine, Taste/Odor, Particulate,        100 gal.      $  49.99     $ 19.99
(faucet-mounted)                       Cysts (CRYPTOSPORIDIUM, GIARDIA),         2-3 mos.
                                       Lead

                                     * Asbestos, Mercury, Lindane,
                                       Atrazine

PUR FM ULTIMATE               X      * Chlorine, Taste/Odor, Particulate,        100 gal.      $  59.99     $ 21.99
(faucet-mounted)                       Cysts (CRYPTOSPORIDIUM, GIARDIA),         2-3 mos.
                                       Lead

                                     * Asbestos, Mercury, Lindane,
                                       Atrazine

                                     * VOCs

PUR CT PLUS                   X      * Chlorine, Taste/Odor, Particulate,        200 gal.      $  79.99     $ 29.99
(countertop)                           Cysts (CRYPTOSPORIDIUM, GIARDIA),         4-6 mos.
                                       Lead

                                     * Asbestos, Mercury, Lindane,
                                       Atrazine

                                     * Turbidity

PUR US PLUS                   X      * Chlorine, Taste/Odor, Particulate,        200 gal.      $ 119.99     $ 29.99
(under-sink)                           Cysts (CRYPTOSPORIDIUM, GIARDIA),         4-6 mos.
                                       Lead

                                     * Asbestos, Mercury, Lindane,
                                       Atrazine

------------------
(1) The National Sanitation Foundation ("NSF") is a nationally recognized not-for-profit agency which, at the request of state drinking water administrators and the EPA, has developed consensus standards for the certification of water filters. NSF certification indicates that a product has passed a series of stringent independent tests.

(2) NSF certification of the PUR PLUS dispenser and PUR FM ULTIMATE faucet-mounted products is pending.

(3)  Estimated useful life (months) based on Company surveys of consumer usage.

(4)  A filter system includes the base unit and one filtration cartridge.

     OUTDOOR PRODUCTS

     The Company believes that it offers the broadest line of small-scale drinking water systems for recreational and offshore marine use. The Company's outdoor products include a rugged line of portable drinking water systems for outdoor enthusiasts and international travelers and a line of low-energy, reverse osmosis desalinators for offshore marine, commercial life raft and military use.

     Various methods have historically been used to disinfect fresh water, including chlorine gas, iodine, silver nitrate, hydrogen peroxide and boiling. These methods involve a significant amount of time to be effective and, therefore, are not convenient or practical for use on a consistent basis to produce drinking water. In addition, chemical disinfectants are relatively ineffective against cyst forms of various parasites, including GIARDIA LAMBLIA, and leave residual concentrations in water, which may render the water unpalatable. Although filtration is also commonly used to treat contaminated water and is an effective means of removing larger microorganisms like protozoa and bacteria, filtration is not a practical means of removing viruses.

     PUR fresh water purifiers incorporate the Company's proprietary Tritek technology, which combines microfiltration and an iodinated resin matrix to produce safe drinking water in seconds. The microfilter is used to remove sediment and the largest and most chemically resistant microorganisms. Smaller microorganisms, like bacteria and viruses, are killed upon contact with the iodinated resin. The result is a process that takes advantage of the positive attributes of microfiltration and iodinated resin, without suffering the drawbacks of each approach when used alone. Each of the PUR fresh water purifiers is registered with the EPA, which has established minimum performance guidelines for microbiological water purifiers. See "Business -- Government Regulation."

     The Company offers a range of PUR water purifiers and microfilters for use by backpackers, campers and other outdoor enthusiasts. The PUR Voyageur(TM) is a compact water purifier which produces approximately 1.0 liter of water per minute. The Voyageur incorporates the Company's proprietary Anti-Clog Filter Technology ("AFT") which extends the life of the filter, eliminating the need for the user to clean or maintain it. The PUR Scout(R) also incorporates the AFT filter technology and produces approximately 0.5 liter of water per minute. The PUR Explorer(R) has a double-action pump which enables one person to produce over 1.5 liters of water per minute. The Explorer includes a self-cleaning mechanism, permitting the filter to be cleaned conveniently without disassembly. The Company's microfilter products include the PUR Pioneer(R), an entry level product which features a disposable microfilter designed to filter up to 20 gallons, and the PUR Hiker(R), which incorporates the Company's AFT filter technology and is designed to filter up to 100 gallons.

     The Company also offers a line of PUR reverse osmosis desalinators for converting seawater to potable water when sources of energy are either unavailable or in limited supply. These products are used primarily in offshore marine, commercial life raft and military applications. Reverse osmosis desalination, which has been in use in large-scale systems for over 20 years, occurs when feed water with dissolved solids (such as salt) is forced against a semipermeable membrane at high pressure, typically 800 pounds per square inch. The membrane acts as a barrier to contaminants such as salts, viruses and bacteria, separating them from the pure water that passes through the membrane. In a conventional reverse osmosis system, approximately 10% of the seawater forced against the membrane passes through as pure water. The remaining high-pressure waste brine stream is discharged. This process requires a large amount of energy, making it impractical for small-scale applications. In 1988, the Company introduced the world's first hand-operated reverse osmosis desalinator, a compact unit incorporating a patented high-pressure energy recovery pump that is designed to recover and effectively use energy that is wasted in a conventional reverse osmosis system. The pump recycles the high-pressure waste brine stream, redirecting it to the backside of the pump's piston, providing a power assist to the pumping operation. By thus recovering energy contained in the high-pressure waste brine stream, the Company's energy recovery pump reduces the external power needed to operate a desalinator by approximately 90%, and makes possible a small-scale low-energy desalinator.

     The PUR Survivor(R) models are hand-operated desalinators, designed primarily for emergency life raft use. The Survivor-35, the first desalinator built by the Company, was designed for use by the United States Navy in 25-person life rafts and is also available in commercial versions. The Survivor-06, the smallest reverse osmosis desalinator manufactured in the world, can produce a pint of fresh water in less than 30 minutes. It is recommended for 4- to 12-person life rafts and individual survival kits. The Company is not aware of any other hand-operated desalinators on the market. The PUR PowerSurvivor models are driven by a 12-volt DC motor with power supplied by a boat's battery.

     The products comprising the PUR line of outdoor products are as follows:

                                                                                          SUGGESTED
PRODUCT                         TYPE                    SPECIAL FEATURES                 RETAIL PRICE
-------                    -----------     ----------------------------------------      ------------
PORTABLE SYSTEMS:
PUR Pioneer                Microfilter     Disposable filter                             $    34.95
PUR Hiker                  Microfilter     Anti-clog filter                              $    59.95
PUR Voyageur               Purifier        Anti-clog filter with iodinated resin         $    74.95
PUR Scout                  Purifier        Anti-clog filter with iodinated resin         $    89.95
                                           and dirt shield
PUR Explorer               Purifier        Double-action pump; self-cleaning filter      $   129.95
                                           with iodinated resin

DESALINATORS:
PUR Survivor-06            Desalinator     Hand-operated, 6 gallons per day ("gpd")      $   585.00
PUR Survivor-35            Desalinator     Hand-operated, 35 gpd                         $ 1,550.00
PUR PowerSurvivor-40E      Desalinator     Powered by 12-volt DC motor, 40 gpd           $ 2,220.00
PUR PowerSurvivor-80E      Desalinator     Powered by 12-volt DC motor, 80 gpd           $ 3,540.00
PUR PowerSurvivor-160E     Desalinator     Powered by 12-volt DC motor, 160 gpd          $ 3,770.00

MARKETING AND DISTRIBUTION

     The Company entered the growing household water filter market with the belief that it could capture a significant share of the market by quickly establishing its PUR brand name. The Company therefore invested and continues to invest significant resources in advertising and promotional activities to create awareness of its products and recognition of the PUR brand name. These activities include providing its retailers with point-of-sale displays, cooperative advertising programs, product flyers and in-store product demonstrations. The Company also utilizes television commercials which air on a variety of national cable channels and local broadcast stations, as well as print and radio advertisements. These efforts have enabled the Company to establish PUR products as the number one brand of in-line water filters and the second leading brand of all household water filters sold in the United States. In February 1998, the Company began airing a one-half hour infomercial featuring the PUR PLUS pitcher. This infomercial is designed to generate both direct and retail sales and further educate consumers about the advantages of the PUR PLUS pitcher relative to the leading pitcher brand.

     The Company's entry into the household water filter market in 1994 required it to establish new distribution channels for its products. Since then, the Company has expanded its distribution network aggressively, and currently sells its household water filters in the United States and Canada through a wide variety of mass retail channels, including department stores, mass merchants, drug stores, grocery stores, hardware stores, and warehouse clubs. The Company's household products are distributed in approximately 26,000 stores in the United States and Canada. The accounts are serviced by a network of more than 30 independent manufacturers' representative agencies. The Company continues to seek additional retail outlets and distribution channels for its household products.

     The Company's household products are distributed through the following channels:

                             APPROXIMATE
DISTRIBUTION CHANNEL      NO. OF STORES (1)    REPRESENTATIVE RETAILERS
--------------------      -----------------    ---------------------------------------------------
Mass merchants                  6,400          Wal-Mart; Target; Kmart

Department stores               2,100          Dayton's; Marshall Fields; Macy's; Robinson-May;
                                               Dillard's; Bloomingdale's; JC Penney; Sears

Drug stores                     7,800          Walgreens; Eckerd Drug; Long's Drug; Osco

Grocery stores                  3,400          Albertson's; Kroger; Super Valu; Fleming; Wegman's

Home center and                 4,500          Home Depot; Lowes; Menards; Payless Cashways;
 hardware stores                               Builders Square; Ace Hardware; True Value Hardware;
                                               Hardware Hank; Servistar; Coast-to-Coast

Warehouse clubs                   700          Costco; Sam's Club; B.J.'s

Specialty retailers             1,100          Bed, Bath & Beyond; Linens 'N Things; Home Place;
                                               Lechters; QVC

------------------

(1) Represents the Company's estimate of the number of outlets at which one or more of the Company's household products are sold, including but not limited to the representative retailers named in the table.

     As part of its continuing efforts to enhance communications with its customers, the Company utilizes electronic data interchange with its customers to generate electronic purchase orders and invoices. The Company also receives point-of-sale information through this system from 25 retailers including seven of the Company's top 10 customers. This information allows the Company to track and monitor consumer sales of its products and anticipate orders from its principal customers.

     In 1996, the Company established an international distribution agreement with Groupe-SEB, one of the world's leading suppliers of small household appliances whose products are distributed in over 80 countries under the brand names Rowenta and T-Fal. Under the distribution agreement, Groupe-SEB has the exclusive right to distribute PUR household water filters in all countries outside of North America and Japan. The agreement gives the Company immediate access to worldwide markets with minimal investment in sales and marketing activities. The agreement has an initial term expiring on December 31, 1998, and is automatically renewed for successive one-year terms unless notice of non-renewal is given by either party at least six months prior to the renewal date. The agreement may be terminated by the Company upon 30 days written notice if Groupe-SEB does not purchase specified quantities of products.

     The Company's portable drinking water systems are offered to outdoor enthusiasts and international travelers through more than 1,550 outdoor and travel stores and more than a dozen mail order catalogs. A network of approximately 20 independent manufacturers' representatives services these accounts. The Company's reverse osmosis desalinators can be purchased from more than 450 marine dealers and service centers on the Atlantic, Pacific and Gulf coasts and from several marine catalogs. Internal sales and service personnel manage these accounts directly. The Company also sells directly to the United States armed forces. Sales to foreign military forces and consumers are made through approximately 30 distributors located in Europe, Asia and the Middle East. To create awareness for its products, the Company advertises in consumer and trade publications, participates in consumer and trade shows, and publishes periodic newsletters to its retailers.

RESEARCH AND DEVELOPMENT

     The Company believes that its research and development team gives it a significant competitive advantage over others engaged in the design and manufacture of consumer water filtration and purification equipment. Through the efforts of its research and development team, the Company develops products which incorporate proprietary technology to offer performance superior to comparably priced products sold by competitors. The Company utilizes customer surveys, focus groups, home user studies and field testing of its products to assess consumer needs and preferences. Research and development efforts are then focused on products where technological innovation can create a meaningful difference between the Company's products and competing products. The Company's research and development team includes an advanced manufacturing design group which works to coordinate the transition of new products from the research and development stage through the manufacturing process and ultimately to a successful product launch. The Company's expenditures for research and development were $3.1 million in 1997 and $2.0 million in each of 1996 and 1995, representing 4.3%, 6.0% and 8.8% of sales, respectively.

MANUFACTURING

     Since entering the household water filter market in 1994, the Company has invested heavily in developing and implementing automated assembly and manufacturing processes. The Company's annual production volume of replacement cartridges has risen from less than 100,000 in 1994 to more than 3.1 million in 1997. During this period, the Company has also implemented management processes and information systems which it believes can accommodate significant additional growth.

     The Company currently assembles all of the filter elements used in its household products. The manufacturing and assembly processes of some of its filter units and most of its filter cartridges is automated. The assembly, testing, quality control and packaging of the Company's products are conducted by the Company's employees at its facilities in Minneapolis, Minnesota.

     The principal raw materials utilized in the Company's manufacturing operations are engineered thermoplastics, stainless steel and filtration media. The Company relies on third party machine shops and injection molders to manufacture components to the Company's specifications. The Company has consolidated its supply relationships to two or three vendors for each component to promote quality control. The Company has identified additional potential suppliers for most of its components, and believes that alternate sources of supply would be readily available to the Company if its relationships with current suppliers were interrupted. The interruption of any of these supply relationships could have a material adverse effect on the Company's results of operations.

PATENTS

     The Company is the owner of 12 United States utility patents and five United States design patents related to its reverse osmosis desalinators, portable drinking water systems and household drinking water systems. These patents expire at various dates from 1998 to 2013. The Company has applied for corresponding foreign patents where it deemed such applications necessary. The Company has also applied for 11 other patents in the United States with respect to its household drinking water products and for corresponding foreign patents. The protection offered by these patents and the ability to obtain protection with respect to new technology are important to the Company's future performance. See "Risk Factors -- Reliance on Proprietary Technology."

COMPETITION

     The Company competes with a number of companies in the manufacture and marketing of household water filtration and purification systems. The most significant competitors in this market currently are Brita U.S.A. (a subsidiary of Clorox Company), Teledyne Waterpik (a subsidiary of Allegheny Teledyne, Inc.), Culligan Water Technologies, Inc., Rubbermaid Inc. and Signature Brands Inc. As this market develops, the Company may experience increased competition from public water utilities, appliance manufacturers and consumer electronics companies. In addition, the Company competes indirectly with suppliers of bottled water.

     The Company is not aware of any other company which manufactures hand-operated desalinators. The Company competes with several other companies in the manufacture and sale of small-scale motorized reverse osmosis desalinators. These companies include Sea Recovery Corp. and Village Marine Tec. The Company also competes with several companies in the manufacture of water filters and purifiers for personal and recreational uses. These companies include Katadyn U.S.A., Inc., Mountain Safety Research Corporation (a subsidiary of Recreational Equipment, Inc.), and Cascade Designs, Inc.

     The Company competes in the sale of drinking water systems on the basis of product features, product performance and reputation, price and service.

GOVERNMENT REGULATION

     The manufacture, marketing, advertising and distribution of water purification devices containing active ingredients, such as iodine, is regulated by the EPA. The EPA generally requires registration of the manufacturer, the active ingredients and the applicable device and its packaging prior to sale of the product. Registration entails obtaining scientific data as to the efficacy and toxicity of the device and its active ingredients. The PUR Explorer, Scout and Voyageur, all of which contain iodinated resin, have been registered by the EPA as "microbiological water purifiers."

     In 1987, the EPA issued a protocol (the "1987 Protocol"), applicable to manufacturers of microbiological water purification devices, for the testing and certification of such devices, including those offered by the Company. The 1987 Protocol requires that to be registered as a "microbiological water purifier," a device must remove, kill or inactivate all types of disease-causing microorganisms from the water, including bacteria, viruses and protozoan cysts, so as to render the processed water safe for drinking. The 1987 Protocol does not require the removal of all traces of iodine from the treated water. Because small amounts of iodine may be present in water treated by the Company's antimicrobial water purifiers, the Company, in its labeling, advises persons with thyroid problems and pregnant women to consult their doctors before use of such products. Management believes the Company's water purification products satisfy all the 1987 Protocol requirements.

     In addition to EPA regulation, some states require registration of household water filtration and purification products. The Company believes that its current household products, and any future household products it develops, comply and will comply with state regulations applicable to such products. There can be no assurance, however, that such state registration requirements will not result in delays in introduction of these products in certain markets.

     The Company is also subject to regulation with respect to the handling and disposal of the elemental iodine used in manufacturing resins. The Company believes it is in compliance with applicable rules, and that it has properly disposed of such material. There can be no assurance that more restrictive and costly requirements will not be imposed in the future.

EMPLOYEES

     At December 31, 1997, the Company had approximately 345 full-time employees, of whom 33 were involved in research and development, 229 in manufacturing, assembly and testing, 47 in sales, marketing, technical and customer service, and 36 in administration. None of the Company's employees is represented by a labor union or is covered by a collective bargaining agreement. The Company has not experienced any work stoppages and believes that its employee relations are excellent.

FACILITIES AND EQUIPMENT

     The Company is headquartered in a leased facility of 101,000 square feet at 9300 North 75th Avenue, Minneapolis, Minnesota 55428. The Company initiated construction on an 87,000 square foot expansion of this facility in 1997, and expects to take occupancy of such expansion in May 1998, at which time the expiration date of the lease for the entire facility will be extended from April 2007 to the date that is ten years from the date of occupancy, plus 15 days. The Company believes this expanded facility will provide sufficient space to support the Company's anticipated requirements for the near-term, and that additional or alternate facilities would be available on terms acceptable to the Company if the Company's operations were to require additional space. The Company also leases a warehouse facility of 19,000 square feet in Brooklyn Park, Minnesota pursuant to a one year lease that expires on July 31, 1998.

     The Company was formerly headquartered in a leased facility of 52,000 square feet in Minneapolis, Minnesota pursuant to a seven-year lease which expires on December 31, 2000. The Company has obtained a replacement tenant for 26,000 square feet of that facility and is seeking tenants for the remainder of the facility. The original lease remains in effect and the Company will have continuing financial obligations under such lease to the extent the facility is not occupied by another tenant or the tenant does not assume or perform the Company's obligations under the original lease.

     The Company owns manufacturing and engineering equipment, located at its facilities in Minneapolis, used in its assembly operations and research and development efforts. Such equipment is available from a variety of sources, and the Company believes that it currently owns or can readily acquire equipment required for its current and anticipated levels of operations.

LITIGATION

     The Company and several other water filtration companies are defendants in a civil proceeding initiated in January 1997 by Brita U.S.A., a subsidiary of Clorox Company, which asserts that the defendants have infringed one of Brita's patents relating to pitcher products. Brita's lawsuit, now pending in the United States District Court for the Northern District of Illinois, seeks injunctive relief and unspecified monetary damages. This litigation is still in the initial stages. The Company was aware of Brita's patent prior to developing the PUR pitcher design and believes that it does not infringe Brita's patent. The Company intends to defend vigorously its right to market and sell these products. The design of the PUR PLUS pitcher, dispenser and related filter cartridge differs in material respects from the design of the pitcher products that are the subject of this litigation.


     The Company is also a defendant in a civil proceeding initiated in April 1997 by UltraPure Systems, Inc., a subsidiary of Culligan Water Technologies, Inc., which asserts that the Company has infringed an UltraPure patent on a faucet-mounted filter system. UltraPure's lawsuit, now pending in the United States District Court for the District of Minnesota, seeks injunctive relief and unspecified monetary damages. On April 16, 1998, the Court granted the Company's motion for summary judgment, dismissing all of UltraPure's claims. The Court's order is subject to appeal for a period of thirty days from the date the judgment is entered. The Company believes it does not infringe UltraPure's patent and, if the order for summary judgment is appealed, the Company intends to defend vigorously its right to market and sell these products.


     The Company from time to time is involved in various other legal proceedings arising in the normal course of business, none of which is expected to result in any material loss to the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

   NAME                                AGE             POSITION WITH COMPANY
   ----                                ---     ------------------------------------------
   Brian F. Sullivan ...............    36     President, Chief Executive Officer
                                               and Director
   Jeffrey T. Dekko ................    31     Vice President -- Marketing
   Richard D. Hembree ..............    45     Vice President -- Engineering
   Charles F. Karpinske ............    43     Vice President and Chief Financial Officer
   Sally S. Mainquist ..............    42     Vice President -- Manufacturing
   Barry B. Van Lerberghe ..........    36     Vice President -- Sales
   Robert R. Gheewalla .............    31     Director
   John E. Gherty ..................    54     Director
   Sanjay H. Patel .................    37     Director
   William D. Thompson .............    76     Director
   William F. Wanner, Jr. ..........    55     Director
   Ronald W. Weber .................    69     Director
   Richard J. Zeckhauser ...........    57     Director


     BRIAN F. SULLIVAN has been the President and Chief Executive Officer and a director of the Company since its inception in 1986, and also served as Chief Financial Officer of the Company from 1986 to 1994. Mr. Sullivan has established and directed the implementation of the Company's strategic direction since its inception. He has led the Company from the development stage through its initial contracts with the United States armed forces, the introduction of reverse osmosis desalinators and portable drinking water systems, and the development and introduction of the Company's household drinking water systems. Mr. Sullivan is named as an inventor on four United States patents held by the Company. Mr. Sullivan is also a director of North Central Life Insurance Company.

     JEFFREY T. DEKKO has served as Vice President -- Marketing of the Company since July 1995. Mr. Dekko served as Vice President of Recreational Products for the Company from October 1994 to July 1995. Mr. Dekko directs the Company's marketing efforts in the consumer household water products category. From 1988 to October 1994, Mr. Dekko was marketing manager for General Mills, Inc.

     RICHARD D. HEMBREE has served as chief engineer of the Company since 1986 and Vice President -- Engineering since 1987. Mr. Hembree has been principally responsible for the development of new technologies incorporated into the Company's products. Mr. Hembree is named as an inventor on eight United States patents held by the Company. From 1983 to 1986, Mr. Hembree was a senior design engineer at Seagold Industries Corporation, a manufacturer of desalinators, where he designed several energy recovery pumps and was engaged in the design and development of manual desalinators and hydraulic energy recovery devices.

     CHARLES F. KARPINSKE has served as the Company's Vice President and Chief Financial Officer since February 1996. Prior to joining the Company, Mr. Karpinske served as Vice President of Operations and Chief Financial Officer of Goretek Data Systems, a software development company, from April 1995 to February 1996. From August 1993 to March 1995, Mr. Karpinske was the Chief Operating Officer and Chief Financial Officer for Decision Data, a manufacturer and distributor of computer equipment. From October 1986 to July 1993, Mr. Karpinske worked for Apertus Technologies (formerly Lee Data), a manufacturer and distributor of computer equipment, serving in a number of financial positions including Chief Financial Officer, Vice President of Finance and Administration and Corporate Controller.

     SALLY S. MAINQUIST has served as Vice President -- Manufacturing of the Company since March 1994. Ms. Mainquist directs the Company's manufacturing operations and is responsible for establishing automated manufacturing processes for the Company's household drinking water systems. From 1982 to February 1994, Ms. Mainquist served in various positions with Graco Inc., a manufacturer of fluid handling equipment, most recently as a factory operations manager.

     BARRY B. VAN LERBERGHE has served as Vice President -- Sales of the Company since July 1995. Prior to joining the Company, Mr. Van Lerberghe was Western Regional Manager for Sunbeam Household Products from 1992 to 1995, and District Sales Manager for Polaroid Corporation from 1988 to 1992.

     ROBERT R. GHEEWALLA has been a director of the Company since February 1998. Mr. Gheewalla has been an Associate in the Principal Investment Area of Goldman, Sachs & Co. since 1994. From 1989 to 1991, he worked in the Global Finance Department of Goldman, Sachs & Co. Mr. Gheewalla also serves on the Advisory Committees or Boards of Directors of Marcus Cable Co., L.P. and North American RailNet, Inc.

     JOHN E. GHERTY has been a director of the Company since 1988. Mr. Gherty has been President and Chief Executive Officer of Land O' Lakes, Inc., a food and agricultural company, since 1989 and prior thereto was Group Vice President and Chief Administrative Officer of Land O' Lakes, Inc. Mr. Gherty is also a director of CF Industries, Inc., the National Council of Farmer Cooperatives and the Minnesota Business Partnership.

     SANJAY H. PATEL has been a director of the Company since July 1996. Mr. Patel is expected to join Greenwich Street Capital Partners as a managing director in April 1998. Mr. Patel was a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. from 1996 to January 1998, and worked in the Leveraged Buyout Group of Goldman, Sachs & Co. from 1987 to 1996. Mr. Patel is also a director of Stirling Cooke Brown Holdings Limited.

     WILLIAM D. THOMPSON has been a director of the Company since December 1995. Mr. Thompson served as Executive Vice President of the New York City advertising firm of Young & Rubicam, Inc. until his retirement in 1989. During 37 years of service for Young & Rubicam, Mr. Thompson oversaw accounts for numerous companies, including General Foods, Merrill Lynch, General Electric, Warner-Lambert, Bristol-Meyers Squibb, and Johnson & Johnson.

     WILLIAM F. WANNER, JR. has been a director of the Company since its inception in 1986. Mr. Wanner served as Chairman of the Board of the Company from 1986 to 1994. Since 1973, Mr. Wanner has been the Chief Executive Officer and principal shareholder of Wanner Engineering, Inc. and its affiliated companies, which design, produce and market a range of high pressure pumps and controls.

     RONALD W. WEBER has been a director of the Company since 1993. Mr. Weber has been President and Chief Executive Officer of Normark Corporation, a distributor of fishing and sporting equipment, since 1959. Mr. Weber is also a director of Rapala Oy, a manufacturer of fishing and sporting equipment.

     RICHARD J. ZECKHAUSER has been a director of the Company since 1987. Dr. Zeckhauser has been a professor of political economy at the John F. Kennedy School of Government at Harvard University since 1968. Dr. Zeckhauser was a co-founder of Niederhoffer, Cross and Zeckhauser, a New York-based investment firm specializing in mergers and acquisitions and money management.

     Directors of the Company are elected annually to serve until the next annual meeting of shareholders. GS Group has the right to nominate one person to serve on the Company's Board of Directors, and the Company has agreed to use its best efforts to secure the election of such nominee to the Board of Directors. Mr. Gheewalla serves as a director of the Company pursuant to such arrangements.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information as of December 31, 1997, regarding the beneficial ownership of shares of Common Stock of the Company by each director and executive officer of the Company, by all directors and executive officers of the Company as a group, and by each shareholder known by the Company to own beneficially more than five percent (5%) of the outstanding shares of the Company's Common Stock. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to such shares.

                                                                                      PERCENT OF OUTSTANDING
                                                                                            SHARES (2)
                                                                                      ----------------------
                                                              NUMBER OF SHARES          BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIALLY OWNED (1)     OFFERING    OFFERING
------------------------------------                        ----------------------     --------    --------

Certain investment funds affiliated with
 The Goldman Sachs Group, L.P. (3) ....................           1,015,101              18.2%       15.0%
85 Broad Street
New York, NY 10004

Investment Advisers, Inc. (4) .........................             620,300              13.6%       10.8%
3700 First Bank Place
Minneapolis, MN 55440

Wanner Engineering, Inc. (5) ..........................             596,100              13.1%       10.4%
1204 Chestnut Avenue
Minneapolis, MN 55403

US Trust Company of New York (6) ......................             370,036               8.1%        6.4%
114 West 47th Street
New York, NY 10036

Nevis Capital Management, Inc. (7) ....................             311,300               6.8%        5.4%
1119 St. Paul Street
Baltimore, MD 21202

DIRECTORS AND EXECUTIVE OFFICERS:
Brian F. Sullivan (8)(9) ..............................             530,000              11.3%        9.0%
Jeffrey T. Dekko (8) ..................................              15,263                 *           *
Richard D. Hembree (8) ................................              72,150               1.6%        1.2%
Charles F. Karpinske (8) ..............................              22,500                 *           *
Sally S. Mainquist (8) ................................              20,615                 *           *
Barry B. Van Lerberghe (8) ............................              16,050                 *           *
Robert R. Gheewalla (10) ..............................                  --                 *           *
John E. Gherty (8) (11) ...............................              56,451               1.2%        1.0%
Sanjay H. Patel (8) (12) ..............................               5,700                 *           *
William D. Thompson (8) ...............................              21,000                 *           *
William F. Wanner, Jr. (8)(13) ........................             660,150              14.5%       11.5%
Ronald W. Weber (8) ...................................              28,000                 *           *
Richard J. Zeckhauser (8) (14) ........................              92,500               2.0%        1.6%

All directors and executive officers as a group
 (13 persons, including those named above)(8) .........           1,540,379              31.9%       25.6%


------------------
*    Less than one percent.

(1) Each person has sole voting and sole power with respect to all outstanding shares, except as noted.


(2) Based on 4,548,249 shares outstanding before the offering and 5,738,249 shares to be outstanding after the offering. Such amounts do not include 2,094,051 shares of Common Stock issuable upon exercise of stock options and warrants or conversion of Convertible Notes outstanding at December 31, 1997. Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which could be purchased by the indicated person(s) within 60 days upon the exercise of existing stock options or the conversion of the Convertible Notes.


(3) Reflects information included on a Schedule 13D, dated October 1, 1997, filed with the Securities and Exchange Commission by certain investment partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner, managing general partner, managing partner or investment manager. Includes (i) 1,010,101 shares which may be acquired upon the conversion of Convertible Notes owned by the investment partnerships, and
     (ii) 5,000 shares subject to options held for the benefit of the GS Group by Mr. Patel (see Notes 8 and 12). Includes Convertible Notes held of record by GS Capital Partners II, L.P., currently convertible into 633,766 shares, Convertible Notes held of record by GS Capital Partners II Offshore, L.P., currently convertible into 251,948 shares, Convertible Notes held of record by Stone Street Fund 1996, L.P., currently convertible into 60,191 shares, Convertible Notes held of record by Bridge Street Fund 1996, L.P., currently convertible into 40,819 shares, and Convertible Notes held of record by Goldman, Sachs & Co. Verwaltungs GmbH, currently convertible into 23,377 shares. Does not include up to 367,309 aggregate shares of Common Stock in respect of certain reset rights held by the investment partnerships. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Does not include certain shares of Common Stock in client accounts managed by Goldman, Sachs & Co. (the "Managed Accounts"). Each of Goldman, Sachs & Co. and GS Group disclaims beneficial ownership of the shares of Common Stock in the Managed Accounts. See "Dilution."

(4) Reflects information as of December 31, 1997, based on a Schedule 13G, dated January 30, 1998, filed by such company with the Securities and Exchange Commission, which indicates that the shareholder has sole voting power and sole dispositive power with respect to 464,500 shares and shared voting power and shared dispositive power with respect to 155,800 shares.

(5) Mr. Wanner, a director of the Company, is a director, officer and principal shareholder of Wanner Engineering, Inc. Such shares are also included in the shares beneficially owned by Mr. Wanner.

(6) Reflects information as of December 31, 1997, based on a Schedule 13G, dated February 6, 1998, filed by such company with the Securities and Exchange Commission, which indicates that the shareholder has shared voting power and shared dispositive power with respect to said shares.

(7) Reflects information as of December 31, 1996, based on a Schedule 13G, dated February 12, 1997, filed by such company with the Securities and Exchange Commission, which indicates that the shareholder has sole voting power and sole dispositive power with respect to said shares.

(8) Includes shares which could be purchased within 60 days upon the exercise of stock options as follows: Mr. Sullivan, 121,500 shares; Mr. Dekko, 14,750 shares; Mr. Hembree, 41,250 shares; Mr. Karpinske, 22,500 shares; Ms. Mainquist, 19,800 shares, Mr. Van Lerberghe, 12,250 shares; Mr. Gherty, 9,000 shares; Mr. Patel, 5,000 shares; Mr. Thompson, 6,000 shares; Mr. Wanner, 10,000 shares; Mr. Weber, 8,000 shares; Dr. Zeckhauser, 8,500 shares; and all directors and executive officers as a group, 278,550 shares.

(9)  Mr. Sullivan's address is 9300 North 75th Avenue, Minneapolis, MN 55428.

(10) Does not include securities that may be deemed to be beneficially owned by GS Group (see Note 3). Mr. Gheewalla, a director of the Company, is an associate of Goldman, Sachs & Co., the investment manager for certain of the investment partnerships, Mr. Gheewalla disclaims beneficial ownership of such securities.

(11) Includes 10,701 shares held by Mr. Gherty as custodian for his minor children.

(12) Includes 5,000 shares subject to options held for the benefit of GS Group with which Mr. Patel was previously associated. Mr. Patel disclaims beneficial ownership of such securities.

(13) Includes 2,200 shares held by Mr. Wanner as trustee for members of his family and 596,100 shares owned by Wanner Engineering, Inc., of which Mr. Wanner is a director, officer and principal shareholder.

(14) Includes 25,000 shares owned by Dr. Zeckhauser's wife. Dr. Zeckhauser, having no voting or dispositive powers with respect to such shares, disclaims beneficial ownership of such shares.

                                  UNDERWRITING

     NationsBanc Montgomery Securities LLC and Deutsche Morgan Grenfell Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement") by and between the Company and the Underwriters, to purchase from the Company the aggregate number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all the shares of Common Stock if they purchase any.


         UNDERWRITER                                         NUMBER OF SHARES
         -----------                                         ----------------
         NationsBanc Montgomery Securities LLC ..........         595,000
         Deutsche Morgan Grenfell Inc. ..................         595,000
                                                                ---------
          Total .........................................       1,190,000

     The Underwriters have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $1.00 per share and the Underwriters may allow, and such dealers may reallow, a concession of not more than $.10 per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 178,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 1,190,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.


     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its officers, directors and certain other shareholders of the Company designated by the Underwriters, including the holders of the Convertible Notes, have agreed that, for a period of 180 days from the date of this Prospectus (120 days in the case of the holders of the Convertible Notes), they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, except that the Company may issue shares of Common Stock (i) in connection with acquisitions and (ii) pursuant to the conversion of the Convertible Notes and the exercise of options and warrants outstanding as of the closing of this offering. Such shareholders beneficially own an aggregate of 1,261,829 shares of Common Stock currently outstanding and options exercisable for or securities convertible into an aggregate of 1,293,651 shares of Common Stock.

     The Underwriters have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota. Eric O. Madson, a partner in Robins, Kaplan, Miller & Ciresi L.L.P., is the Secretary of the Company and a beneficial owner of shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California.


                                     EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the offering of the shares of Common Stock made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement may be inspected without charge and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained at prescribed rates from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained at prescribed rates from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site at "http://www.sec.gov" which provides on-line access to registration statements, reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein:

     i. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended;

     ii. The description of the Company's capital stock, contained in the Company's Form 8-A filed February 3, 1996, and amended on December 4, 1997; and

     iii. The description of the Company's Rights Plan, contained in the Company's Form 8-A filed February 20, 1996.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including a beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 9300 North 75th Avenue, Minneapolis, Minnesota 55428, telephone number (612) 315-5500.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                 PAGE
                                                                                 ----
Report of Independent Auditors ...............................................    F-2
Balance Sheets as of December 31, 1996 and 1997 ..............................    F-3
Statements of Operations for the Years Ended December 31, 1995, 1996 and 1997     F-4
Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997     F-5
Statements of Changes in Shareholders' Equity for the Years Ended
 December 31, 1995, 1996 and 1997 ............................................    F-6
Notes to Financial Statements ................................................    F-7


                         REPORT OF INDEPENDENT AUDITORS





Board of Directors
Recovery Engineering, Inc.

     We have audited the accompanying balance sheets of Recovery Engineering, Inc. as of December 31, 1996 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recovery Engineering, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                        Ernst & Young LLP



Minneapolis, Minnesota
January 30, 1998

                           RECOVERY ENGINEERING, INC.

                                 BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                          ---------------------------
                                                              1996           1997
                                                          ------------   ------------

                                   ASSETS
Current assets:
 Cash and cash equivalents ............................    $   5,988      $     261
 Marketable securities ................................        1,542             --
 Accounts receivable (net of allowance of $212 for 1996
  and $314 for 1997) ..................................        8,109         16,236
 Inventory ............................................        4,926          7,594
 Other current assets .................................          304          1,522
                                                           ---------      ---------
Total current assets ..................................       20,869         25,613
Property and equipment:
 Tooling ..............................................        6,057          9,815
 Equipment and fixtures ...............................        6,569          9,123
                                                           ---------      ---------
                                                              12,626         18,938
 Less accumulated depreciation ........................        3,003          4,771
                                                           ---------      ---------
                                                               9,623         14,167
Deferred income taxes .................................        1,512          1,512
Patents (net of accumulated amortization) .............          766            732
Other assets ..........................................          487            676
                                                           ---------      ---------
Total assets ..........................................    $  33,257      $  42,700
                                                           =========      =========

                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Bank line of credit ..................................    $      --      $   7,161
 Accounts payable .....................................        6,483          8,336
 Accrued facility relocation costs ....................          608            217
 Accrued marketing expenses ...........................          861          1,781
 Accrued coop advertising .............................        1,050          2,138
 Other accrued expenses ...............................        2,124          3,836
                                                           ---------      ---------
Total current liabilities .............................       11,126         23,469
Long term debt ........................................       15,000         15,000
Commitments
Shareholders' equity:
 Common stock, $.01 par value:
   Authorized shares -- 100,000,000
    Issued and outstanding shares 1996 -- 4,325,710 and
    1997 -- 4,548,249 .................................           43             45
 Additional paid-in capital ...........................       20,313         21,364
 Note receivable from sale of stock ...................           --           (498)
 Retained earnings (deficit) ..........................      (13,225)       (16,680)
                                                           ---------      ---------
Total shareholders' equity ............................        7,131          4,231
                                                           ---------      ---------
Total liabilities and shareholders' equity ............    $  33,257      $  42,700
                                                           =========      =========



                             See accompanying notes

                           RECOVERY ENGINEERING, INC.

                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                        1995           1996           1997
                                                    ------------   ------------   ------------
Net sales .......................................     $ 22,921      $  33,277       $ 71,243
Cost of products sold ...........................       13,959         20,756         37,417
                                                      --------      ---------       --------
Gross profit ....................................        8,962         12,521         33,826
Operating expenses:
 Selling, general and administrative ............       14,692         21,803         32,815
 Research and development .......................        2,021          2,007          3,082
 Facility relocation costs ......................           --            973             --
                                                      --------      ---------       --------
                                                        16,713         24,783         35,897
                                                      --------      ---------       --------
Loss from operations ............................       (7,751)       (12,262)        (2,071)
Other income (expense):
 Interest income ................................          551            220             43
 Interest expense ...............................         (126)          (457)        (1,427)
                                                      --------      ---------       --------
Loss before income taxes ........................       (7,326)       (12,499)        (3,455)
Income tax benefit ..............................       (2,564)            --             --
                                                      --------      ---------       --------
Net loss ........................................     $ (4,762)     $ (12,499)      $ (3,455)
                                                      ========      =========       ========
Net loss per share -- basic and diluted .........     $  (1.12)     $   (2.90)      $  (0.77)
                                                      ========      =========       ========
Weighted average shares .........................        4,239          4,307          4,471
                                                      ========      =========       ========

                             See accompanying notes

                           RECOVERY ENGINEERING, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                    1995            1996           1997
                                                                ------------   -------------   ------------

OPERATING ACTIVITIES
Net loss ....................................................     $ (4,762)      $ (12,499)     $  (3,455)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization ..............................         852           1,396          1,883
  Write off of leasehold improvements ........................          --             365             --
  Deferred income taxes ......................................      (1,775)             --             --
  Changes in operating assets and liabilities:
    Accounts receivable .....................................         (207)         (3,913)        (8,127)
    Inventory ...............................................       (3,554)          1,247         (2,668)
    Refundable income taxes .................................         (975)          1,177             --
    Other current assets ....................................           69              80         (1,218)
    Other assets ............................................           --            (487)          (189)
    Accounts payable ........................................        1,489           3,571          1,853
    Accrued expenses ........................................          807           3,363          3,329
                                                                  --------       ---------      ---------
Net cash used in operating activities .......................       (8,056)         (5,700)        (8,592)

INVESTING ACTIVITIES
Purchase of marketable securities ...........................       (2,511)        (12,185)            --
Sale of marketable securities ...............................        4,963          11,665          1,542
Purchase of investments .....................................         (614)             --             --
Sale of investments .........................................        5,116              --             --
Purchase of property and equipment ..........................       (4,601)         (4,117)        (6,312)
Purchase of patents .........................................         (216)           (166)           (81)
                                                                  --------       ---------      ---------
Net cash (used in) provided by investing activities .........        2,137          (4,803)        (4,851)

FINANCING ACTIVITIES
Gross borrowings -- bank line of credit .....................           --              --         52,181
Gross repayments -- bank line of credit .....................           --              --        (45,020)
Issuance of warrants ........................................           --              --            328
Proceeds from issuance of long-term debt ....................           --          15,000             --
Note receivable from sale of stock ..........................           --              --           (498)
Exercise of stock options and warrants ......................        1,342             334            725
Common stock acquired .......................................          (45)           (134)            --
                                                                  --------       ---------      ---------
Net cash provided by financing activities ...................        1,297          15,200          7,716
                                                                  --------       ---------      ---------
Increase (decrease) in cash and cash equivalents ............       (4,622)          4,697         (5,727)
Cash and cash equivalents at beginning of year ..............        5,913           1,291          5,988
                                                                  --------       ---------      ---------
Cash and cash equivalents at end of year ....................     $  1,291       $   5,988      $     261
                                                                  ========       =========      =========



                             See accompanying notes

                           RECOVERY ENGINEERING, INC.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                              COMMON STOCK                                      RETAINED
                                         ----------------------     ADDITIONAL        NOTE      EARNINGS
                                             SHARES     AMOUNT   PAID-IN CAPITAL   RECEIVABLE   (DEFICIT)      TOTAL
                                         ------------- -------- ----------------- ----------- ------------ ------------
December 31, 1994 ......................   4,002,414     $ 40        $18,819        $   --     $   4,036    $  22,895
 Stock options and warrants
  exercised ............................     251,525        2          1,270            --            --        1,272
 Employee stock purchase plan ..........       5,312       --             70            --            --           70
 Common stock acquired .................      (2,528)      --            (45)           --            --          (45)
 Net loss for year .....................          --       --             --            --        (4,762)      (4,762)
                                           ---------     ----        -------        ------     ---------    ---------
December 31, 1995 ......................   4,256,723       42         20,114            --          (726)      19,430
 Stock options and warrants
  exercised ............................      71,375        1            272            --            --          273
 Employee stock purchase plan ..........       6,874       --             61            --            --           61
 Common stock acquired .................      (9,262)      --           (134)           --            --         (134)
 Net loss for year .....................          --       --             --            --       (12,499)     (12,499)
                                           ---------     ----        -------        ------     ---------    ---------
December 31, 1996 ......................   4,325,710       43         20,313            --       (13,225)       7,131
 Stock options and warrants
  exercised ............................     213,038        2            605            --            --          607
 Employee stock purchase plan ..........       9,501       --            118            --            --          118
 Issuance of warrants ..................          --       --            328            --            --          328
 Note receivable from sale of stock ....          --       --             --          (498)           --         (498)
 Net loss for year .....................          --       --             --            --        (3,455)      (3,455)
                                           ---------     ----        -------        ------     ---------    ---------
December 31, 1997 ......................   4,548,249     $ 45        $21,364        $ (498)    $ (16,680)   $   4,231
                                           =========     ====        =======        ======     =========    =========


                             See accompanying notes

                           RECOVERY ENGINEERING, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 1. BUSINESS ACTIVITY

     Recovery Engineering, Inc., (the Company) manufactures and markets low energy desalinators, antimicrobial water purifiers and microfilters, and residential water filters sold primarily to retailers under the PUR brand name for residential, marine, military and recreational use in the United States and foreign markets.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Marketable securities and investments are classified as available for sale and consist primarily of commercial paper, US Treasury Notes and municipal bonds. At December 31, 1997, the Company had no marketable securities. At December 31, 1996, the market value of marketable securities and investments approximates cost.

     Sales are recorded upon shipment of product. The Company performs periodic credit evaluation of its customers' financial condition and generally does not require collateral. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 days. Credit losses relating to customers consistently have been within management's expectations.

     Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method. Inventory cost elements consist of raw materials, purchased parts, direct labor and applied manufacturing overhead.

     The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"). The Company adopted the disclosure only provisions of Statement 123. Accordingly, the Company has made pro forma disclosures of what net loss and loss per share would have been had the provisions of Statement 123 been applied to the Company's stock options.

     Property and equipment are stated at cost. The Company depreciates these assets over their estimated useful lives ranging from three to ten years. Depreciation expense was $767,000, $1,294,000 and $1,768,000 for the years ended 1995, 1996, and 1997, respectively.


     Patents are stated at cost and are amortized on a straight-line basis ranging from three to fifteen years. The carrying value of a patent will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that patent cost will not be recoverable, the Company's carrying value of the patents will be reduced to the estimated fair value.


     Deferred financing costs which are included in other assets are being amortized over a five year period.

     The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

     Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations were $6,372,000, $9,541,000 and $14,602,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

     Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

                           RECOVERY ENGINEERING, INC.

                                DECEMBER 31, 1997

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, EARNINGS PER SHARE. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to Statement 128 requirements.

     In 1997, the FASB issued Statements No. 130, REPORTING COMPREHENSIVE INCOME, and No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, effective for fiscal years beginning after December 15, 1997. The adoption by the Company of these Statements in January 1998 is not expected to have a material impact on the Company's financial statements

NOTE 3. INVENTORIES

     Inventories consist of the following:

                                         DECEMBER 31
                                -----------------------------
                                     1996            1997
                                -------------   -------------

   Finished goods ...........    $1,704,000      $1,981,000
   Work in progress .........        95,000         157,000
   Raw materials ............     3,127,000       5,456,000
                                 ----------      ----------
                                 $4,926,000      $7,594,000
                                 ==========      ==========

NOTE 4. RELATED PARTY NOTE RECEIVABLE

     At December 31, 1997 the Company had a note receivable of approximately $498,000 due from its president and CEO. The note bears interest at 9.25%. Principal and interest are due and payable in one installment on June 30, 1999. The proceeds of the note were used to exercise stock options which were nearing their expiration date.

NOTE 5. DEBT

     Long-term debt consists of a $15.0 million convertible loan with certain investment partnerships affiliated with The Goldman Sachs Group, L.P. ("GS Group") which bears interest at 5% per annum and expires in 2003. Interest on the loan is paid quarterly. GS Group may convert the outstanding balance of the loan into shares of Common Stock at a conversion price of $14.85 per share at any time during the life of the loan. If not converted, the loan is payable in annual installments starting August 2001. The estimated fair value of the convertible loan, based on the Company's incremental borrowing rate for similar liabilities, approximates its carrying value.

     The Company had no bank debt at December 31, 1996, compared with $7.2 million at December 31, 1997. In March 1997, the Company obtained a $14.0 million credit facility secured by equipment, inventory, receivables, and intangibles. The credit facility consists of a $10.0 million discretionary working capital line-of-credit, limited to eligible receivables and inventory, which bears interest at the bank reference rate plus 1.25%, and a $4.0 million equipment loan which bears interest at the bank reference rate plus 2.50%. The principal amount of the equipment loan is payable over a 42-month period commencing October 1998, unless demand is made sooner. Other borrowings under the credit facility are due on demand. The Company's weighted average interest rate on the bank debt for 1997 was 10.2%. Borrowings under this agreement are limited to $10.0 million in 1997 and $12.5 million in 1998

                           RECOVERY ENGINEERING, INC.

                                DECEMBER 31, 1997

NOTE 5. DEBT (CONTINUED)


by provisions in the convertible loan agreement. The Company received a waiver allowing it to make full use of the $14.0 million credit facility for the fourth quarter of 1997. In connection with the acquisition of the credit facility, the Company issued warrants to the bank for the purchase of 80,000 shares of Common Stock at $7.00 per share. The warrants cannot be exercised until October 8, 1998 and expire six years from the effective date of the credit facility. The Company has estimated the value of the warrants to be $328,000, which has been included in additional paid-in capital and is being amortized over the estimated life of the credit facility.


NOTE 6. STOCK OPTIONS AND WARRANTS

     The Company has various incentive and non-qualified stock option plans which it uses as an incentive for directors, officers, and other employees, consultants and technical advisors. Options are granted at fair market values determined on the date of grant and vesting normally occurs over a four year period. The Company adopted the 1993 Director Stock Option Plan, a non-qualified stock option plan, to provide non-employee directors with an automatic annual stock option grant at 85% of fair market value on the date of grant.

     Shares available and options outstanding are as follows:

                                                                                                             WEIGHTED
                                                PLAN                                           DIRECTOR       AVERAGE
                                              OPTIONS            PLAN          NON-PLAN          PLAN        EXERCISE
                                           AVAILABLE FOR       OPTIONS         OPTIONS         OPTIONS         PRICE
                                               GRANT         OUTSTANDING     OUTSTANDING     OUTSTANDING     PER SHARE
                                          ---------------   -------------   -------------   -------------   ----------
Balance at December 31, 1994. .........        280,611          610,425          500            10,000       $  4.32
 Additional shares reserved ...........        350,000               --           --                --            --
 Granted ..............................       (306,475)         306,475           --             8,000         13.86
 Exercised ............................             --         (251,525)          --                --          2.30
 Canceled .............................         14,125          (14,125)          --                --         12.90
                                              --------         --------          ---            ------       -------
Balance at December 31, 1995 ..........        338,261          651,250          500            18,000          8.97
 Granted ..............................       (410,850)         410,850           --             7,000         12.04
 Exercised ............................             --          (71,375)          --                --          3.75
 Canceled .............................         95,700          (95,700)          --                --         11.27
                                              --------         --------          ---            ------       -------
Balance at December 31, 1996. .........         23,111          895,025          500            25,000          9.77
 Additional shares reserved ...........        350,000               --           --                --            --
 Granted ..............................       (249,825)         249,825           --            24,000         13.59
 Exercised ............................             --         (212,925)          --                --          2.86
 Canceled .............................         34,975          (34,975)          --                --         10.52
                                              --------         --------          ---            ------       -------
Balance at December 31, 1997 ..........        158,261          896,950          500            49,000       $ 12.49
                                              ========         ========          ===            ======       =======

     The weighted average fair value of options granted in 1995, 1996 and 1997 was $6.77, $6.35 and $8.52, per share, respectively. The exercise price of options outstanding at December 31, 1997 ranged from $2.50 to $29.19 per share as summarized in the following table:

                           RECOVERY ENGINEERING, INC.

                                DECEMBER 31, 1997

NOTE 6. STOCK OPTIONS AND WARRANTS (CONTINUED)

                           NUMBER         WEIGHTED AVERAGE                             WEIGHTED AVERAGE
 RANGE OF EXERCISE     OUTSTANDING AT         REMAINING        NUMBER EXERCISABLE     EXERCISE PRICE PER
       PRICES             12/31/97        CONTRACTUAL LIFE         AT 12/31/97              SHARE
-------------------   ----------------   ------------------   --------------------   -------------------
 $ 2.50 - $10.00          256,000            10 years                 65,438              $  7.26
 $10.01 - $12.00          180,150             8 years                 84,388              $ 10.22
 $12.01 - $14.00          397,400             9 years                143,375              $ 13.92
 $14.01 - $29.19          112,900            10 years                  1,425              $ 22.92
-------------------       -------        ------------------          -------              -------
 $ 2.50 - $29.19          946,450             9 years                294,626              $ 12.49
===================       =======        ==================          =======              =======


     The number of stock options exercisable at December 31, 1995 and 1996 were 391,025 and 403,350, respectively, at a weighted average price of $7.30 and $7.68, respectively.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1995, 1996 and 1997, respectively; risk-free interest rate of 6%; volatility factor of the expected market price of the Company's Common Stock of .55 and a weighted-average expected life of the options of 6 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

                                                          1995                1996               1997
                                                    ----------------   -----------------   ----------------
   Pro forma net loss ...........................     $ (5,024,000)      $ (13,102,000)      $ (4,254,000)
   Pro forma net loss per common share ..........     $      (1.19)      $       (3.05)      $      (0.95)


     These pro forma amounts may not be indicative of future years' amounts since the statement provides for a phase in of option values beginning with those granted in 1995.


     The Company has warrants outstanding for the purchase of 57,500 shares of Common Stock at $8.40 per share, which expire in 1998.


     The Company has an Employee Stock Purchase Plan with 100,000 shares reserved for issuance under the plan. During 1995, 1996 and 1997, 5,312, 6,874 and 9,501 shares were issued under the plan at prices ranging from $5.84 to $25.73. Approximately 75,000 shares remain reserved for future issuance.

                           RECOVERY ENGINEERING, INC.

                                DECEMBER 31, 1997

NOTE 7. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                                   1996              1997
                                                             ---------------   ---------------
      Deferred tax assets:
       Net operating loss carryforward ...................    $  5,590,000      $  8,070,000
       Tax benefit of nonqualified stock options .........         530,000           449,000
       Warranty reserve ..................................         130,000           296,000
       Inventory obsolescence ............................          81,000           150,000
       Bad debt reserve ..................................          76,000           130,000
       Facility relocation costs .........................         350,000            78,000
       Accrued expenses ..................................         165,000            74,000
       Other .............................................          34,000            29,000
                                                              ------------      ------------
      Total deferred tax assets ..........................       6,956,000         9,276,000
      Deferred tax liabilities:
       Tax depreciation in excess of financial reporting
        depreciation .....................................         769,000         1,670,000
       Tax amortization of patents in excess of financial
        reporting amortization ...........................         116,000           108,000
                                                              ------------      ------------
      Total deferred tax liabilities .....................         885,000         1,778,000
                                                                 6,071,000         7,498,000
      Valuation allowance ................................      (4,496,000)       (5,923,000)
                                                              ------------      ------------
      Net deferred tax assets ............................    $  1,575,000      $  1,575,000
                                                              ============      ============


     Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the recorded asset.


     Significant components of the provision for income taxes are as follows:

                                       YEAR ENDED DECEMBER 31,
                                 -----------------------------------
                                       1995          1996      1997
                                 ----------------   ------   -------
      Current:
       Federal ...............     $ (1,256,000)     $ --     $ --
       State .................               --        --       --
                                   ------------      ----     ----
       Total current .........       (1,256,000)       --       --
                                   ------------      ----     ----
      Deferred:
       Federal ...............       (1,158,000)       --       --
       State .................         (150,000)       --       --
                                   ------------      ----     ----
      Total deferred .........       (1,308,000)       --       --
                                   ------------      ----     ----
                                   $ (2,564,000)     $ --     $ --
                                   ------------      ----     ----


     The Company has net operating loss carryforwards of $23,664,000 available to offset future taxable income, of which $4,986,000 expires in 2010, $11,493,000 expires in 2011 and $7,185,000 expires in 2012. Cash paid for income taxes amounted to $31,000, $0, and $0 in 1995, 1996, and 1997, respectively.

                           RECOVERY ENGINEERING, INC.

                                DECEMBER 31, 1997

NOTE 7. INCOME TAXES (CONTINUED)

     A reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate is as follows:

                                                                              YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                     1995               1996               1997
                                                               ----------------   ----------------   ----------------
   Income taxes (benefit) at statutory rate (34%). .........     $ (2,491,000)      $ (4,249,000)      $ (1,175,000)
   State tax net of federal benefit ........................         (100,000)          (255,000)           (69,000)
   Effect of tax rate changes on NOL carryback .............          171,000                 --                 --
   Valuation allowance .....................................               --          4,496,000          1,427,000
   Other ...................................................         (144,000)             8,000           (183,000)
                                                                 ------------       ------------       ------------
   Provision (benefit) for income taxes ....................     $ (2,564,000)      $         --       $         --
                                                                 ------------       ------------       ------------
   Effective rate ..........................................               35%                --%                --%
                                                                 ------------       -------------      -------------

NOTE 8. RETIREMENT SALARY SAVINGS PLAN

     The Company has a defined contribution 401(k) plan that covers all full-time employees who have six months of vested service. Employees are allowed to contribute up to 15% of their pre-tax income to the plan. Employee salary deferrals are matched by the Company at a rate of 100% of the first 1% of salary deferred and 25% of the next 4% of salary deferred. The Company contributions to this plan for each of the years ended December 31, 1995, 1996, and 1997 were $34,000, $61,000, and $98,000, respectively.

NOTE 9. SALES AND SEGMENT INFORMATION


     The Company, operating in a single business segment, designs, manufactures and markets water purification products. The Company's manufacturing and distribution operations are located within the United States. Export sales for 1995, 1996, and 1997 amounted to $2.6 million, $3.9 million, and $6.3 million, respectively. During 1995, one customer accounted for approximately 22% of the total net sales. During 1996, no one customer accounted for more than 10% of the total net sales. During 1997, two customers accounted for approximately 12.8% and 10.1%, respectively, of the total net sales.


NOTE 10. COMMITMENTS

     The Company has noncancelable operating lease agreements for its facilities in Minneapolis, Minnesota extending through April 2008. Under the terms of the lease agreements, the Company is responsible for base rent and all operating costs associated with the building. Total rent expense was $393,000, $469,000 and $695,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Future minimum rental lease commitments are as follows: 1998 -- $837,000; 1999 -- $717,000; 2000 -- $738,000; 2001 -- $613,000; 2002 -- $682,000; thereafter --
$3,698,000.

     In the fourth quarter of 1997, management entered into an agreement to expand the Company's facility. The Company entered into a noncancelable operating lease agreement for an expansion to its facility in Brooklyn Park, Minnesota extending through April 2008. Under the terms of the lease agreement, the Company will be responsible for base rent and all operating costs associated with the addition. Future minimum rental lease commitments are as follows: 1998 -- $408,000; 1999 -- $544,000; 2000 -- $544,000; 2001 -- $544,000; 2002 --
$605,000; thereafter -- $3,281,000.

     The Company incurred expenses of $973,000 for the year ended December 31, 1996, primarily related to the writedown of certain fixed assets, buildout costs, future lease payments on the original lease, and real estate commissions associated with the relocation to its new facility.

PUR PORTABLE SYSTEMS

[PHOTO]
Make back country water microbiologically safe to drink by eliminating all types of microorganisms, including viruses, bacteria and Giardia. PUR offers a line of purifiers and microfilters at a variety of price points and safety levels.

[GRAPHIC]
Pioneer Microfilter

[GRAPHIC]
Hiker Microfilter

[GRAPHIC]
Voyageur Purifier

[GRAPHIC]
Scout Purifier

[GRAPHIC]
Explorer Purifier

--------------------------------------------------------------------------------

PUR DESALINATION SYSTEMS

[PHOTO]
PUR makes dependable watermakers for extended use - under all kinds of conditions. Highly efficient PUR PowerSurvivor 12-volt systems produce a plentiful supply of drinking water while putting the least demand on power supplies.

[GRAPHIC]
POWER SURVIVOR 40


PUR hand-operated Survivor watermakers are perfect for liferafts. They are small, lightweight and proven life savers.

[GRAPHIC]
SURVIVOR 06

[GRAPHIC]
SURVIVOR 35

================================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.


                         -------------------------------
                                TABLE OF CONTENTS
                         -------------------------------

                                        PAGE
PROSPECTUS SUMMARY ....................    3
RISK FACTORS ..........................    6
USE OF PROCEEDS .......................   10
DIVIDEND POLICY .......................   10
CAPITALIZATION ........................   11
DILUTION ..............................   11
PRICE RANGE OF COMMON STOCK ...........   12
SELECTED FINANCIAL DATA ...............   13
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS ..........................   14
BUSINESS ..............................   20
MANAGEMENT ............................   32
PRINCIPAL SHAREHOLDERS ................   34
UNDERWRITING ..........................   36
LEGAL MATTERS .........................   37
EXPERTS ...............................   37
AVAILABLE INFORMATION .................   37
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE ...........................   38
INDEX TO FINANCIAL STATEMENTS .........  F-1


                                1,190,000 SHARES


                                     PUR(R)
                             Drinking Water Systems


                           RECOVERY ENGINEERING, INC.



                                  COMMON STOCK




                               -------------------
                                   PROSPECTUS
                               -------------------




                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                            DEUTSCHE MORGAN GRENFELL




                                 APRIL 23, 1998


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by the Company in connection with the issuance and distribution of the shares of Common Stock offered hereby:



         SEC registration fee .....................    $ 12,112
         NASD filing fee ..........................       4,606
         Nasdaq listing fee .......................      17,500
         Legal fees and expenses ..................      90,000
         Accounting fees and expenses .............      45,000
         Blue Sky fees and expenses ...............       6,000
         Printing expenses ........................      75,000
         Transfer agent fees and expenses .........       5,000
         Miscellaneous ............................      44,782
                                                       --------
          TOTAL ...................................    $300,000
                                                       ========


     Each amount set forth above, except the SEC registration fee, NASD filing fee and Nasdaq listing fee, is estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Statutes provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, the Company must indemnify its current and former officers, directors, employees and agents against reasonable expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they (i) have not been indemnified by another organization, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

     Article V of the Bylaws of the Company provides that the directors, officers, committee members, of the Company and other persons shall have the rights to indemnification provided by Section 302A.521 of the Minnesota Statutes.

     Section 8 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides certain indemnification rights to officers and directors of the Registrant.

ITEM 16. EXHIBITS

EXHIBIT
  NO.                               DESCRIPTION
-------   -------------------------------------------------------------------

1.1       Form of Underwriting Agreement

4.1 Rights Agreement dated as of January 30, 1996 between Recovery Engineering, Inc. and Norwest Bank Minnesota, National Association, as Rights Agent

4.1.1 Amendment No. 1 dated as of February 3, 1998 to Rights Agreement between Recovery Engineering, Inc. and Norwest Bank Minnesota, National Association, as Rights Agent

5.1       Opinion of Robins, Kaplan, Miller & Ciresi L.L.P.

10.1      Recovery Engineering, Inc. 1986 Stock Option Plan, as amended**

EXHIBIT
  NO.                               DESCRIPTION
-------   -------------------------------------------------------------------

10.2      Recovery Engineering, Inc. 1993 Director Stock Option Plan**

10.3      Recovery Engineering, Inc. 1994 Stock Purchase Plan**

10.4      Recovery Engineering, Inc. 1994 Stock Option and Incentive Plan**

10.5 Supplier Agreement dated November 25, 1996, between Thermotech and Recovery Engineering, Inc.

10.6      Form of Distributor Agreement

10.7 Financing Agreement dated March 31, 1997 between Recovery Engineering, Inc. and First Bank National Association

10.7.1 First Amendment to Financing Agreement dated March 16, 1998 between Recovery Engineering, Inc. and First Bank National Association

10.8 Securities Purchase Agreement dated July 19, 1996 by and among Recovery Engineering, Inc. and investment partnerships affiliated with The Goldman Sachs Group, L.P. ("GS Group")

10.9 Registration Rights Agreement dated July 19, 1996 by and among Recovery Engineering, Inc. and GS Group

10.10 Executive Restriction Agreement dated July 19, 1996 by and among Recovery Engineering, Inc., GS Group and Brian F. Sullivan**

10.11 Executive Severance Pay Agreement dated March 24, 1997 between Recovery Engineering, Inc. and Charles F. Karpinske**

10.12 Lease Agreement dated November 8, 1996 between Ryan Companies US, Inc. and Recovery Engineering, Inc.

10.12.1 First Amendment to Lease dated December 20, 1996, between Ryan Companies US, Inc. and Recovery Engineering, Inc.

10.12.2 Second Amendment to Lease dated May 1, 1997, between Ryan Recovery, LLC and Recovery Engineering, Inc.

10.12.3 Third Amendment to Lease dated December 22, 1997, between Ryan Recovery, LLC and Recovery Engineering, Inc.

10.13     Lock-Up Agreement dated February 23, 1998, from GS Group

23.1      Consent of Ernst & Young LLP

23.2      Consent of Robins, Kaplan, Miller & Ciresi L.L.P. (included in Exhibit
          5.1)

24.1      Powers of Attorney

----------------------------
 **Management Contracts

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions summarized in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, as amended, and will be governed by the final adjudication of such issue.

     (b)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                 CERTIFICATION

     The registrant hereby certifies to the Commission that it has instructed its bank to transmit to the Commission the additional filing fee of $2,093 for the additional securities being registered hereby by wire transfer of such amount from the registrant's account to the Commission's account at Mellon Bank as soon as practicable, but in no event later than the close of business on April 23, 1998; that the registrant will not revoke such instructions; that the registrant has sufficient funds in its account to cover the amount of such filing fee; and that the registrant undertakes that it will confirm receipt of such instructions by its bank on April 23, 1998.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 23, 1998.



                                     RECOVERY ENGINEERING, INC.


                                     By:        /s/ BRIAN F. SULLIVAN
                                        ---------------------------------------
                                                  Brian F. Sullivan

                                         Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities and on the dates indicated.


            SIGNATURE                                TITLE                           DATE
            ---------                                -----                           ----

     /s/ BRIAN F. SULLIVAN         President, Chief Executive Officer and        April 23, 1998
--------------------------------   Director (Principal Executive Officer)
           Brian F. Sullivan

    /s/ CHARLES F. KARPINSKE       Vice President and Chief Financial Officer    April 23, 1998
--------------------------------   (Principal Financial and Accounting Officer)
      Charles F. Karpinske

               *                   Director                                      April 23, 1998
--------------------------------
       Robert Gheewalla

               *                   Director                                      April 23, 1998
--------------------------------
        John E. Gherty

               *                   Director                                      April 23, 1998
--------------------------------
       Sanjay H. Patel

               *                   Director                                      April 23, 1998
--------------------------------
     William D. Thompson

               *                   Director                                      April 23, 1998
--------------------------------
    William F. Wanner, Jr.
                                   Director                                      April 23, 1998

--------------------------------
      Ronald W. Weber

             *                     Director                                      April 23, 1998
--------------------------------
     Richard J. Zeckhauser


*By:  /s/ BRIAN F. SULLIVAN
     ---------------------------
        Brian F. Sullivan
        Attorney-in-fact



                                INDEX TO EXHIBITS

 EXHIBIT
   NO.       DESCRIPTION                                         METHOD OF FILING
----------   -------------------------------------   ----------------------------------------
   1.1       Form of Underwriting Agreement          Previously filed

   4.1       Rights Agreement dated as of            Filed as Exhibit 4.1 to the Company's
             January 30, 1996 between Recovery       Form 8-A Registration Statement dated
             Engineering, Inc. and Norwest Bank      February 20, 1996 (File No. 0-21232)
             Minnesota, National Association, as     and incorporated herein by reference
             Rights Agent

 4.1.1       Amendment No. 1 dated as of             Filed as Exhibit 4.1.1 to the Company's
             February 3, 1998 to Rights Agreement    Annual Report on Form 10-K for the
             between Recovery Engineering, Inc.      year ended December 31, 1997 (File
             and Norwest Bank Minnesota, National    No. 0-21232) and incorporated herein
             Association, as Rights Agent            by reference


   5.1       Opinion of Robins, Kaplan, Miller &
             Ciresi L.L.P. .......................   Filed electronically herewith


  10.1       Recovery Engineering, Inc. 1986 Stock   Filed as Exhibit 10.6 to the Company's
             Option Plan, as amended**               Registration Statement on Form SB-2
                                                     (No. 33-57826C) and incorporated
                                                     herein by reference

  10.2       Recovery Engineering, Inc. 1993         Filed as Exhibit 10.7 to the Company's
             Director Stock Option Plan**            Annual Report on Form 10-K for the
                                                     year ended December 31, 1993 (File
                                                     No. 0-21232) and incorporated herein
                                                     by reference

  10.3       Recovery Engineering, Inc. 1994 Stock   Filed as Exhibit 10.8 to the Company's
             Purchase Plan**                         Annual Report on Form 10-K for the
                                                     year ended December 31, 1993 (File
                                                     No. 0-21232) and incorporated herein
                                                     by reference

  10.4       Recovery Engineering, Inc. 1994 Stock   Filed as Exhibit 99.1 to the Company's
             Option and Incentive Plan**             Registration Statement on Form S-8
                                                     (No. 333-       ) and incorporated
                                                     herein by reference

  10.5       Supplier Agreement dated                Filed as Exhibit 10.5 to the Company's
             November 25, 1996, between              Annual Report on Form 10-K for the
             Thermotech and Recovery                 year ended December 31, 1997 (File
             Engineering, Inc.                       No. 0-21232) and incorporated herein
                                                     by reference

  10.6       Form of Distributor Agreement           Filed as Exhibit 10.3 to the Company's
                                                     Registration Statement on Form SB-2
                                                     (No. 33-57826C) and incorporated
                                                     herein by reference

  10.7       Financing Agreement dated March 31,     Filed as Exhibit 99.1 to the Company's
             1997 between Recovery Engineering,      Quarterly Report on Form 10-Q for the
             Inc. and First Bank National            quarter ended June 30, 1997 (File
             Association                             No. 0-21232) and incorporated herein
                                                     by reference

10.7.1       First Amendment to Financing
             Agreement dated March 16, 1998
             between Recovery Engineering, Inc.
             and First Bank National Association     Previously filed

 EXHIBIT
   NO.       DESCRIPTION                                         METHOD OF FILING
----------   -------------------------------------   ----------------------------------------
   10.8      Securities Purchase Agreement dated     Filed as Exhibit 4.1 to the Company's
             July 19, 1996 by and among Recovery     Report on Form 8-K dated July 19,
             Engineering, Inc. and investment        1996 (File No. 0-21232) and
             partnerships affiliated with The        incorporated herein by reference
             Goldman Sachs Group, L.P. ("GS
             Group")

   10.9      Registration Rights Agreement dated     Filed as Exhibit 99.1 to the Company's
             July 19, 1996 by and among Recovery     Report on Form 8-K dated July 19,
             Engineering, Inc. and GS Group          1996 (File No. 0-21232) and
                                                     incorporated herein by reference

   10.10     Executive Restriction Agreement dated   Filed as Exhibit 99.2 to the Company's
             July 19, 1996 by and among Recovery     Report on Form 8-K dated July 19,
             Engineering, Inc., GS Group and Brian   1996 (File No. 0-21232) and
             F. Sullivan**                           incorporated herein by reference

   10.11     Executive Severance Pay Agreement       Filed as Exhibit 99.2 to the Company's
             dated March 24, 1997 between            Quarterly Report on Form 10-Q for the
             Recovery Engineering, Inc. and Charles  quarter ended June 30, 1997 (File
             F. Karpinske**                          No. 0-21232) and incorporated herein
                                                     by reference

  10.12      Lease Agreement dated November 8,       Filed as Exhibit 10.20 to the Company's
             1997 between Ryan Companies US, Inc.    Annual Report on Form 10-K for the
             and Recovery Engineering, Inc.          year ended December 31, 1996 (File
                                                     No. 0-21232) and incorporated herein
                                                     by reference

10.12.1      First Amendment to Lease dated          Filed as Exhibit 10.12.1 to the
             December 20, 1996, between Ryan         Company's Annual Report on Form
             Companies US, Inc. and Recovery         10-K for the year ended December 31,
             Engineering, Inc.                       1997 (File No. 0-21232) and
                                                     incorporated herein by reference

10.12.2      Second Amendment to Lease dated         Filed as Exhibit 10.12.2 to the
             May 1, 1997, between Ryan Recovery,     Company's Annual Report on Form
             LLC and Recovery Engineering, Inc.      10-K for the year ended December 31,
                                                     1997 (File No. 0-21232) and
                                                     incorporated herein by reference

10.12.3      Third Amendment to Lease dated          Filed as Exhibit 10.12.3 to the
             December 22, 1997, between Ryan         Company's Annual Report on Form
             Recovery, LLC and Recovery              10-K for the year ended December 31,
             Engineering, Inc.                       1997 (File No. 0-21232) and
                                                     incorporated herein by reference

  10.13      Lock-Up Agreement dated February 23,
             1998 from GS Group                      Previously filed

   23.1      Consent of Ernst & Young LLP .......... Filed electronically herewith

   23.2      Consent of Robins, Kaplan, Miller &
             Ciresi L.L.P.                           Included in Exhibit 5.1

   24.1      Powers of Attorney                      Previously filed

---------------------------
 **Management Contracts